Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

AVINTIV INC.,

BERRY PLASTICS GROUP, INC.

BERRY PLASTICS ACQUISITION CORPORATION IX

and

BLACKSTONE CAPITAL PARTNERS (CAYMAN) V L.P.,

AS THE SECURITYHOLDER REPRESENTATIVE

Dated as of July 30, 2015

i

LIST OF ANNEXES AND EXHIBITS

Annexes

Annex A	Working Capital Principles

Exhibits

Exhibit A	Written Consent

Exhibit B	Escrow Agreement

Exhibit C	Letter of Transmittal

Exhibit D	Paying Agent Agreement

Exhibit E	Debt Commitment Letter

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of July 30, 2015 (this “Agreement”), by and among AVINTIV INC., a Delaware corporation (the “Company”), BERRY PLASTICS GROUP, INC., a Delaware corporation (“Parent”), BERRY PLASTICS ACQUISITION CORPORATION IX, a Delaware corporation (“Merger Sub”), and solely in its capacity as the Securityholder Representative (as defined below), BLACKSTONE CAPITAL PARTNERS (CAYMAN) V L.P., a Cayman Islands exempted limited partnership (“Securityholder Representative”).

RECITALS

WHEREAS, upon the terms and subject to the conditions hereof, on the Closing Date, Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has approved and declared advisable this Agreement and approved the consummation of the transactions contemplated by this Agreement (including the Merger) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the organizational documents of the Company;

WHEREAS, the respective boards of directors or equivalent governing body of each of Parent (for itself and as the sole equityholder of Merger Sub) and Merger Sub have adopted this Agreement and approved the consummation of the Merger in accordance with the DGCL; and

WHEREAS, immediately following the execution and delivery of this Agreement, the written consent in the form attached hereto as Exhibit A approving and adopting this Agreement (the “Written Consent”) shall be executed and delivered by certain Equity Holders, which Written Consent, when executed and delivered, shall be sufficient to obtain the Stockholder Approval.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“Action” means any action, claim, complaint, suit, arbitration or other proceeding, whether civil or criminal, at Law or in equity, by or before any Governmental Entity.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Base Merger Consideration” means an amount equal to $2,450,000,000.

“BPC” means Berry Plastics Corporation, a Delaware corporation and a wholly owned Subsidiary of Parent.

“Brazil Reserve” means an amount equal to the product of (i) the number of shares of capital stock of Providência not owned by PGI Polímeros do Brasil S.A., a Brazilian corporation (sociedade anônima), as of the Closing Date, multiplied by (ii) $3.06 (which amount is equal to the Providência Share Price converted into US Dollars as of the date hereof).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in New York, New York.

“CapEx Target” means the product of (a) $263,000, multiplied by (b) that number of calendar days between and including January 1, 2015 and the day immediately preceding the Closing Date.

“Capital Expenditures” means the aggregate value of any and all capital expenditures, capital additions or capital improvements undertaken or incurred by the Company and its Subsidiaries between and including January 1, 2015 and the day immediately preceding the Closing Date; provided, however, that Capital Expenditures shall exclude the Waynesboro Buyout Amount.

“Cash” means the aggregate amount of cash and cash equivalents of the Company and its Subsidiaries, in each case determined and calculated in accordance with GAAP, including any restricted cash and any uncleared checks and drafts or wire transfers received or deposited for the account of the Company and its Subsidiaries that are not yet credited to the account of the Company and its Subsidiaries; provided, however, that “Cash” shall be reduced by the amount of any checks written (but not yet cashed) by the Company and its Subsidiaries.

“Closing Payments” means (i) the payment of the Estimated Merger Consideration in accordance with Section 3.1(a)(iii) and Section 3.2(b), (ii) the payment of the Escrow Funds in accordance with Section 3.2(b), (iii) the payment of the Company Transaction Expenses in accordance with Section 3.3 and (iv) the repayment of Funded Indebtedness in accordance with Section 3.4.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means (a) each material “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and whether or not maintained in the United States or another jurisdiction, including each (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment health, medical, life insurance or other benefit plan, program, policy or arrangement, (ii) bonus, incentive or deferred compensation, stock purchase, stock option, or other equity-based compensation plan, program, policy, agreement or arrangement, (iii) employment, severance, change in control or retention plan, program, policy, agreement or arrangement or (iv) other fringe benefit compensation, benefit or employee loan plan, program, policy, agreement or arrangement, and (b) any other similar material arrangement which is not a “employee benefit plan” under Section 3(3) of ERISA, (other than any “multiemployer plan” (as defined in Section 3(37) of ERISA)), that in either case is sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any of its ERISA Affiliates for the benefit of or pertaining to any Company Employee, former employee, director, officer or independent contractor of the Company, other than any Multiemployer Plan.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Common Stockholders” means those Persons holding outstanding shares of Company Common Stock immediately prior to the Effective Time.

“Company Disclosure Schedule” means the disclosure schedule of the Company referred to in, and delivered pursuant to, this Agreement.

“Company Employees” means, collectively, those individuals employed by the Company or any of its Subsidiaries as of the Closing.

“Company Intellectual Property” means the Intellectual Property owned by, or licensed from third parties to, any of the Company or its Subsidiaries.

“Company Non-Unionized Employees” means those Company Employees who are not represented by a union or labor organization.

“Company Option” means an option to purchase shares of Company Common Stock granted under the Company Stock Plan.

“Company Optionholder” means a holder of a Company Option.

“Company RSU Award” means an award of restricted stock units that represents an unfunded unsecured promise to deliver shares of Company Common Stock, cash or other securities or property, subject to certain restrictions, granted under the Company Stock Plan.

“Company RSU Holder” means a holder of a Company RSU.

“Company SAR” means an award of stock appreciation rights granted under the Company Stock Plan.

“Company SARs Holder” means a holder of a Company SAR.

“Company Stock Plan” means the 2011 Scorpio Holdings Corporation Stock Incentive Plan, as amended, restated or supplemented from time to time.

“Company Transaction Expenses” means, to the extent remaining unpaid as of 5:00 p.m. New York City time on the day immediately preceding the Closing Date, (i) the fees and expenses payable by the Company or any of its Subsidiaries to Citigroup Global Markets Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated, (ii) the fees and expenses payable by the Company or any of its Subsidiaries to Simpson Thacher & Bartlett LLP and any other attorneys engaged by the Company or any of its Subsidiaries in connection with this Agreement, (iii) the fees and expenses payable by the Company or any of the Company’s Subsidiaries to outside accountants or other advisors incurred in connection with this Agreement, (iv) any federal, state, or other payroll taxes (excluding withholding for income, Federal Insurance Contribution Act, and Federal Unemployment Tax Act taxes) arising from the treatment of Company Options, Company SARs and Company RSU Awards pursuant to this Agreement, (v) any and all fees and expenses payable by the Company or any of its Subsidiaries arising under or pursuant to the Transaction and Advisory Fee Agreement, and (vi) solely to the extent not reflected in the calculation of the Estimated Working Capital Amount and Working Capital, expenses incurred in connection with the Company’s exploration of an initial public offering, but excluding for purposes of this definition any fees and expenses incurred by the Company or any of the Company’s Subsidiaries (x) that Parent is responsible for paying pursuant to Section 6.7, Section 6.8, Section 6.9 or Section 10.6 or (y) the Company otherwise agrees to pay at the request or direction of Parent.

“Company Unionized Employees” means those Company Employees who are represented by a union or labor organization.

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Antitrust Entity regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, binding commitment or other agreement.

“Copyrights” means all copyrights and all registrations and applications for registration of the foregoing.

“Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange the Debt Financing or other financings in connection with the transactions contemplated hereby pursuant to the Debt Commitment Letter, including the parties to any joinder agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and Representatives of the foregoing, and their respective successors and assigns.

“Electronic Data Room” means the electronic data room established by the Company in connection with the transactions contemplated hereby.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, hypothecation, charge, restriction on transfer of title or other similar encumbrance, except for any restrictions arising under any applicable securities Laws.

“Environmental Laws” means any and all applicable Laws and judgments issued, promulgated or entered into by or with any Governmental Entity relating to the protection of the environment or, as it relates to exposure to hazardous or toxic substances, human health or safety or to the preservation or reclamation of natural resources.

“Equity Holders” means the Persons listed on Section 1.1(a) of the Company Disclosure Schedule.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” - means any corporation or trade or business controlled by, controlling or under common control with the Company (within the meaning of Code Section 414 or ERISA Section 4001(a)(14) or 4001(b)).

“Escrow Agreement” means the Escrow Agreement substantially in the form attached hereto as Exhibit B.

“Estimated Merger Consideration” means (i) the Base Merger Consideration, minus (ii) the amount of Estimated Funded Indebtedness, minus (iii) the amount of the Estimated Company Transaction Expenses, plus (iv) the amount of Estimated Cash, minus (v) the amount, if any, by which the Target Working Capital Amount exceeds the Estimated Working Capital Amount, plus (vi) the lesser of (1) the amount, if any, by which the Estimated Working Capital Amount exceeds the Target Working Capital Amount and (2) $20,000,000 (provided, for the avoidance of doubt, that for purposes of calculating the Final Working Capital Amount and Final Merger Consideration, no such limitation shall apply), minus (vii) the Escrow Funds, plus (viii) the aggregate exercise price payable in respect of Company Options and Company SARs which are vested and exercisable as of the Effective Time, minus (ix) the Brazil Reserve, minus (x) the amount, if any, by which the CapEx Target exceeds Estimated Capital Expenditures, plus (xi) the amount, if any, by which Estimated Capital Expenditures exceed the CapEx Target.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Financing Information” means: (i) audited annual consolidated balance sheets and related statements of income and cash flows of the Company for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date; (ii) unaudited quarterly consolidated balance sheets and related statements of income and cash flows of the Company for each subsequent fiscal quarter ended at least 45 days prior to the Closing Date (but excluding the fourth quarter of any fiscal year); and (iii) management’s discussion and analysis of financial condition and results of operations for annual and interim periods described in clauses (i) and (ii) above (in each case other than Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, Item 402 of Regulation S-K and subject to exceptions customary for a Rule 144A offering).

“Funded Indebtedness” means the (i) Indebtedness referred to in clauses (i) and (ii) of the definition of “Indebtedness” immediately prior to the Closing, in each case without duplication, all accrued and unpaid interest thereon, if any, and any prepayment penalties, redemption premiums, or similar payments required in connection with the repayment of the Indebtedness set forth on Section 1.1(b) of the Company Disclosure Schedule (determined as if such Indebtedness were paid on the Closing Date, and solely to the extent such Indebtedness is satisfied pursuant to Section 3.4) less (ii) the aggregate Hedge Assets of the Company and its Subsidiaries plus (iii) the aggregate Hedge Liabilities of the Company and its Subsidiaries. To the extent not paid by the Company to the equipment lessor on or before the Closing Date pursuant to the Waynesboro Equipment Lease, the Waynesboro Buyout Amount shall be treated as Funded Indebtedness.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time consistently applied.

“Governmental Antitrust Entity” means any Governmental Entity with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Entity” means any government, any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether foreign, federal, state or local, any self-regulatory organization (including any securities exchange) or any arbitrational tribunal.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Hazardous Materials” means petroleum and petroleum distillates, polycholrinated biphenyls, asbestos or asbestos-containing materials, hazardous or toxic chemicals and all other substances or materials that in relevant form and concentration are regulated as wastes, pollutants, contaminants, hazardous or toxic or any other term of similar import, or that otherwise would reasonably be expected to result in liability pursuant to any Environmental Law.

“Hedge Asset” means any asset with respect to any Contract that involves any exchange traded, over-the-counter or other swap, hedge, cap, floor, collar, futures Contract, forward Contract, option or other derivative financial Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, currencies, interest rates, foreign currency and indices (valued at the fair market value thereof as of 5:00 p.m. New York City time on the day immediately preceding the Closing Date).

“Hedge Liability” means any liability with respect to any Contract that involves any exchange traded, over-the-counter or other swap, hedge, cap, floor, collar, futures Contract, forward Contract, option or other derivative financial Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, currencies, interest rates, foreign currency and indices (valued at the fair market value thereof as of 5:00 p.m. New York City time on the day immediately preceding the Closing Date).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, without duplication, (i) any indebtedness of the Company or any of its Subsidiaries for money borrowed, (ii) any indebtedness of the Company or any of its Subsidiaries evidenced by a note, bond, debenture or other similar instrument or debt security, (iii) all obligations in respect of letters of credit, bankers’ acceptances and similar facilities issued for the account of the Company or any of its Subsidiaries (but solely to the extent drawn), (iv) all obligations of the Company or any of its Subsidiaries as lessee that are capitalized in accordance with GAAP, (v) any indebtedness of a Person of a type that is referred to in clauses (i) through (iv) above and which is guaranteed by the Company or any of its Subsidiaries, and (vi) with respect to the items set forth in clauses (i) through (v) above, any accrued and unpaid interest thereon.

“Intellectual Property” means all Trademarks, Patents, Copyrights and Trade Secrets.

“Knowledge of the Company” (or similar phrases) means the actual knowledge of the individuals listed on Section 1.1(c) of the Company Disclosure Schedule.

“Law” means any federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, directive, judgment, decree, ruling or other legally-binding requirement of a Governmental Entity.

“Limited Guarantees” means the limited guarantee, dated as of January 27, 2014, by each of Blackstone Capital Partners V L.P., a Delaware limited partnership, and Blackstone Capital Partners (Cayman) V L.P., a Cayman Islands exempted limited partnership, in favor of the Sellers (as defined in such limited guarantee), as amended from time to time, and the related limited guarantee in favor of the minority shareholders of Providência.

“Material Adverse Effect” means any change, event or occurrence that has had, or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Material Adverse Effect, nor shall any change, event or occurrence relating to any of the following be taken into account in determining whether a

Material Adverse Effect has occurred or would result: (i) general economic or financial market conditions in any of the geographical areas in which any of the Company and its Subsidiaries operate; (ii) conditions generally affecting the industry in which the Company and its Subsidiaries operate; (iii) changes in the capital markets, including changes in interest rates, (iv) changes in Law or in GAAP; (v) the commencement or material worsening of a war or armed hostilities or other national or international calamity involving the United States whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (vi) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, pandemic, weather condition, explosion or fire or other force majeure event or act of God; (vii) any actions taken, or failures to take action, or such other changes, events or occurrences, in each case, to which Parent has consented; (viii) any failure, in and of itself, by the Company to meet projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); and (ix) the negotiation, execution, delivery, announcement, pendency or performance of this Agreement or the transactions contemplated hereby, or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, lenders, employees, unions or other Persons with business relationships with the Company or its Subsidiaries, or any action or inaction by a Governmental Entity or any Action or dispute brought or threatened arising out of or relating to the matters in this clause (ix); provided, however, that this clause (ix) shall not diminish the effect of, and shall be disregarded for purposes of, any representations and warranties made in Section 4.4; except, in the case of the foregoing clauses (i)-(vi), to the extent such change or event has a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, compared to other Persons in the industries in which the Company and its Subsidiaries conduct their business.

“Maximum Tender Price” means an amount per share of Providência equal to Brazilian Reais 9.05 (increased by the referential rate of the Sistema Especial de Liquidação e de Custódia starting on June 11, 2014 (inclusive) until the settlement date (inclusive) of the applicable tender offer).

“Parent Disclosure Schedule” means the disclosure schedule of Parent and Merger Sub referred to in, and delivered pursuant to, this Agreement.

“Patents” means all patents and patent applications, including divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof.

“Per Share Portion” means, as of the time of determination, a fraction (i) the numerator of which is one, and (ii) the denominator of which is equal to (A) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Common Stock held by the Company as treasury stock, but including, without duplication, any other shares of Company Common Stock held by Parent, Merger Sub or any of their respective Affiliates immediately prior to the Effective Time), plus (B) the number of shares of Company Common Stock subject to all Company RSU Awards that are outstanding immediately prior to the Effective Time, plus (C) the number of shares of Company Common Stock issuable upon the exercise of all Company Options outstanding and exercisable immediately prior to the Effective Time (after giving effect to the vesting provided for in Section 3.1(c)) (excluding Company Options cancelled for no consideration pursuant to Section 3.1(c)), plus (D) the number of shares of Company Common Stock in respect of which Company SARs are outstanding and exercisable immediately prior to the Effective Time (after giving effect to the vesting provided for in Section 3.1(d)) (excluding Company SARs cancelled for no consideration pursuant to Section 3.1(d)).

“Permitted Encumbrance” means: (i) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, construction and other Encumbrances arising or incurred in the ordinary course of business; (ii) Encumbrances for Taxes, utilities and other governmental charges that are not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty; (iii) Encumbrances that secure obligations that are reflected as liabilities on the Latest Balance Sheet or Encumbrances the existence of which is referred to in the notes to the Latest Balance Sheet; (iv) in the case of Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Leased Real Property; (v) matters of record or registered Encumbrances affecting title to any asset; (vi) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities; (vii) statutory Encumbrances of landlords for amounts not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty; (viii) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; and (ix) such other non-monetary Encumbrances which would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Company and its Subsidiaries or detract from the use, occupancy, value or marketability of the property affected by such Encumbrance.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, an unlimited liability company, a trust or any other entity or organization, including a Governmental Entity.

“Providência” means Companhia Providência Indústria e Comércio, a Brazilian corporation (sociedade anônima).

“Providência Share Price” means Brazilian Reais 10.27.

“Release” means any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping, pouring, emanation or migration into or through the indoor or outdoor environment (including ambient air, surface water, ground water, land surface or subsurface strata).

“Representatives” means with respect to any Person, any of such Person’s officers, directors, managers, employees, shareholders, members, partners, controlling persons, agents, consultants, advisors, and other representatives, including legal counsel, accountants and financial advisors.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Secured Credit Agreement” means that certain Senior Secured Credit Agreement, dated as of December 19, 2013, among AVINTIV Specialty Materials Inc., AVINTIV Acquisition Corporation, the lenders from time to time party thereto, Citicorp North America, Inc., as administrative agent, Barclays Bank PLC, as syndication agent, RBC Capital Markets and HSBC Bank USA, N.A., as co-documentation agents, Citigroup Global Markets Inc. and Barclays Bank PLC, as joint lead arrangers and Citigroup Global Markets Inc., Barclays Bank PLC, RBC Capital Markets and HSBC Securities (USA) Inc., as joint bookrunners, as further amended or supplemented from time to time.

“Stockholder Approval” means the affirmative vote or written consent of the holders of a majority of the then outstanding shares of Company Common Stock, voting or consenting together as a single class, in favor of the adoption of this Agreement, which Stockholder Approval shall be effectuated by the Written Consent.

“Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date or (ii) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person.

“Target Working Capital Amount” means $220,000,000.

“Tax” means any federal, state, local or foreign income, sales and use, value added, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, severance, or withholding tax or other similar tax imposed by any Tax authority, and any interest or penalties related thereto.

“Tax Return” means any return, report, declaration, information return or other document required to be filed with any Tax authority with respect to Taxes, including any amendments thereof.

“Trade Secrets” means all trade secrets, know-how, and all other confidential information used in a business that confer a competitive advantage over those in similar businesses who or which do not possess such trade secrets, know-how, or confidential information.

“Trademarks” means all trademarks, service marks, trade names, business names and Internet domain names, together with the goodwill associated with any of the foregoing, and all registrations and applications for registration of the foregoing.

“Transaction Agreements” means this Agreement, the Escrow Agreement and the Paying Agent Agreement.

“Transaction and Advisory Fee Agreement” means that certain Transaction and Advisory Fee Agreement, dated as of January 28, 2011, between AVINTIV Specialty Materials Inc. and Blackstone Management Partners V L.L.C.

“Transfer Taxes” means any sales, use, goods and services, stock transfer, real property transfer, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, fees, additions to tax or additional amounts with respect thereto incurred in connection with the transactions contemplated hereby.

“Waynesboro Buyout Amount” means $32,720,000.

“Waynesboro Equipment Lease” means that certain Equipment Lease Agreement, dated as of June 24, 2010, between Gossamer Holdings, LLC and Chicopee, Inc., as amended by Amendment and Waiver to Equipment Lease Agreement, dated as of January 19, 2011 and as further amended by Second Amendment to Equipment Lease Agreement, dated as of October 7, 2011.

“Working Capital” means, (i) current assets (excluding any (a) Cash, (b) income or deferred Tax assets, (c) prepaid asset balances related to the Transaction and Advisory Fee Agreement, (d) any Hedge Assets of the Company and (e) any asset resulting from expenses incurred in connection with the Company’s exploration of an initial public offering), minus (ii) current liabilities (excluding any (1) Company Transaction Expenses, (2) Indebtedness, (3) income or deferred Tax liabilities, (4) any liabilities related to the Transaction and Advisory Fee Agreement, (5) liabilities in connection with the Company’s exploration of an initial public offering, and (6) any Hedge Liabilities of the Company), in each case determined in accordance with the form and policies set out in Annex A hereto.

Section 1.2 Other Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Agreement	Preamble
Appraisal Shares	Section 3.1(e)
Audited Financial Statements	Section 4.5(a)
CBAs	Section 6.2(e)
Certificate of Merger	Section 2.3
Closing	Section 2.2
Closing Date	Section 2.2
Closing Statement	Section 3.6(a)
Company	Preamble
Company Common Stock Merger Consideration	Section 3.1(a)(iii)
Company Common Stockholder Closing Consideration	Section 3.1(a)(iii)(1)
Company Material Contracts	Section 4.19

Term	Section

Company Option Closing Consideration	Section 3.1(c)(i)
Company Option Merger Consideration	Section 3.1(c)(iii)
Company Property	Section 4.7(a)
Company RSU Award Closing Consideration	Section 3.1(b)(i)
Company RSU Award Merger Consideration	Section 3.1(b)(iii)
Company SARs Closing Consideration	Section 3.1(d)(i)
Company SARs Merger Consideration	Section 3.1(d)(iii)
Confidentiality Agreement	Section 6.4
Consent	Section 4.4(b)
Debt Commitment Letter	Section 5.6(a)
Debt Financing	Section 5.6(a)
Deficiency Amount	Section 3.6(e)(i)
DGCL	Recitals
Effective Time	Section 2.3
Escrow Account	Section 3.7
Escrow Agent	Section 3.7
Escrow Funds	Section 3.2(b)
Estimated Capital Expenditures	Section 3.2(a)
Estimated Cash	Section 3.2(a)
Estimated Closing Statement	Section 3.2(a)
Estimated Company Transaction Expenses	Section 3.2(a)
Estimated Funded Indebtedness	Section 3.2(a)
Estimated Working Capital Amount	Section 3.2(a)
Excess Amount	Section 3.6(e)(ii)
Exercise Number	Section 3.1(b)
Filed SEC Documents	Article IV
Final Capital Expenditures	Section 3.6(c)
Final Cash	Section 3.6(c)
Final Company Transaction Expenses	Section 3.6(c)
Final Funded Indebtedness	Section 3.6(c)
Final Merger Consideration	Section 3.6(e)
Final Working Capital Amount	Section 3.6(c)
Financial Statements	Section 4.5(a)
Indemnified Individuals	Section 6.9(a)
Independent Accountant	Section 3.6(c)
Independent Accountant Dispute Notice	Section 3.6(c)
Latest Balance Sheet	Section 4.5(a)
Leased Property	Section 4.7(a)
Leases	Section 4.7(a)
Letter of Transmittal	Section 3.2(c)
Licenses	Section 4.14(b)
Merger	Recitals
Merger Sub	Preamble
Non-Recourse Party	Section 10.16

Term	Section

Notice of Disagreement	Section 3.6(b)
Outside Date	Section 8.1(a)
Owned Property	Section 4.7(a)
Parent	Preamble
Parent SEC Reports	Section 5.6(b)
Paying Agent	Section 3.5
Paying Agent Agreement	Section 3.5
PBGC	Section 4.12(c)
Qualified Termination	Section 6.2(b)
Remaining Amount	Section 3.6(e)(iii)
Review Period	Section 3.6(b)
Section 262	Section 3.1(e)
Securityholder Representative	Preamble
Specified Shares	Section 3.1(a)(iii)
Surviving Corporation	Section 2.1
Top Customer	Section 4.20
Unaudited Financial Statements	Section 4.5(a)
Voting Company Debt	Section 4.2(a)
Written Consent	Recitals

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”), and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, at 9:00 a.m., New York time, on the third Business Day after the day on which the conditions precedent set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) are be satisfied or waived in accordance with this Agreement, or at such other place and time or on such other date as the parties hereto may mutually agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.3 Effective Time. In connection with the Closing, the Company and Merger Sub shall duly execute and file a certificate of merger (the “Certificate of Merger”) in accordance with the applicable provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Office of the Secretary of the State of the State of Delaware, unless Parent and the Company shall agree and specify a subsequent date or time in the Certificate of Merger, in which case the Merger shall become effective at such subsequent date or time (the time the Merger becomes effective being the “Effective Time”).

Section 2.4 Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the DGCL.

Section 2.5 Certificate of Incorporation and Bylaws. Effective upon the Effective Time, the certificate of incorporation of the Company shall be amended and restated in a form designated by Parent prior to the Closing and as so amended shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law. Effective upon the Effective Time, the bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law.

Section 2.6 Directors and Officers. The directors and officers of Merger Sub shall, from and after the Effective Time, become the directors and officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

ARTICLE III

EFFECT OF THE MERGER

Section 3.1 Effect of the Merger on Capital Stock, Company RSUs, Company Options and Company SARs.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(i) Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall automatically be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(ii) Each share of Company Common Stock that is owned by (a) the Company or (b) any of Parent or Merger Sub (or any of Parent’s or Merger Sub’s respective Affiliates) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Each issued and outstanding share of Company Common Stock (other than (A) shares of Company Common Stock to be cancelled in accordance with Section 3.1(a)(ii) and (B) the Appraisal Shares (such shares identified in the immediately preceding clauses (A) and (B), the “Specified Shares”)), shall be converted into, and shall thereafter represent the right of the holder thereof to receive, an amount in cash equal to the following (collectively, the “Company Common Stock Merger Consideration”):

(1) the Per Share Portion of the Estimated Merger Consideration payable as provided in Section 3.2 (the “Company Common Stockholder Closing Consideration”); plus

(2) the Per Share Portion of the Remaining Amount, if any, from the Escrow Account, payable as provided in Section 3.6; plus

(3) the Per Share Portion of the Excess Amount, if any, payable as provided in Section 3.6, in the case of each of clauses (1), (2) and (3), without interest.

At the Effective Time, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Company Common Stockholder shall cease to have any rights with respect to such Company Common Stock except the right to receive the Company Common Stock Merger Consideration.

(b) Prior to the Effective Time, the Company shall take or cause to be taken any and all actions reasonably necessary to cause each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time to be cancelled and terminated as of the Effective Time, and converted into the right of the Company RSU Holder thereof to receive:

(i) an amount in cash equal to the product of (A) the Per Share Portion of the Estimated Merger Consideration multiplied by (B) the number of shares of Company Common Stock subject to such Company RSU Award (the product of clauses (A) and (B), collectively, the “Company RSU Award Closing Consideration”); plus

(ii) an amount in cash equal to the product of (A) the Per Share Portion of the Remaining Amount, if any, from the Escrow Account payable as provided in Section 3.6, multiplied by (B) the number of shares of Company Common Stock subject to such Company RSU Award; plus

(iii) an amount in cash equal to the product of (A) the Per Share Portion of the Excess Amount, if any, payable as provided in Section 3.6, multiplied by (B) the number of shares of Company Common Stock subject to such Company RSU Award (the Company RSU Award Closing Consideration and the amounts described in Section 3.1(b)(ii) and Section 3.1(b)(iii), collectively, the “Company RSU Award Merger Consideration”).

Subject to compliance by each Company RSU Holder with Section 3.2(c) and, in each case, except as otherwise agreed to in writing by Parent and any Company RSU Holder with respect to any of such Company RSU Holder’s Company RSU Awards, (I) all payments of Company RSU Award Closing Consideration shall be made (without interest) by or on behalf of the Surviving Corporation to such Company RSU Holder no later than the next payroll payment date, but in no event sooner than three Business Days, after the Closing Date, and (II) all payments of the Remaining Amount (if any) or Excess Amount (if any) shall be made (without interest) by or on behalf of the Surviving Corporation to such Company RSU Holder no later than the next payroll payment date, but in no event sooner than three Business Days, after the receipt thereof by the Surviving Corporation.

(c) Prior to the Effective Time, the Company shall take or cause to be taken any and all actions reasonably necessary to cause (x) all outstanding Company Options which are subject solely to time-based vesting conditions to become fully vested and exercisable as of immediately prior to the Effective Time, (y) all outstanding Company Options which are subject to performance-based vesting conditions to become vested and exercisable as of immediately prior to the Effective Time to the extent the applicable performance-based vesting conditions will be satisfied immediately following the Effective Time after giving effect to the transactions contemplated hereby and (z) each outstanding Company Option that is so vested and exercisable immediately prior to the Effective Time (after giving effect to the immediately preceding clauses (x) and (y)) to be cancelled and terminated as of the Effective Time, and converted into the right of the Company Optionholder thereof to receive:

(i) an amount in cash equal to the product of (A) the excess (if any) of (1) the Per Share Portion of the Estimated Merger Consideration over (2) the applicable exercise price per share of Company Common Stock issuable under such Company Option, multiplied by (B) the number of shares of Company Common Stock subject to the vested portion of such Company Option (the product of clauses (A) and (B), collectively, the “Company Option Closing Consideration”); plus

(ii) an amount in cash equal to the product of (A) the Per Share Portion of the Remaining Amount, if any, from the Escrow Account payable as provided in Section 3.6, multiplied by (B) the number of shares of Company Common Stock subject to the vested portion of such Company Option; plus

(iii) an amount in cash equal to the product of (A) the Per Share Portion of the Excess Amount, if any, payable as provided in Section 3.6, multiplied by (B) the number of shares of Company Common Stock subject to the vested portion of such Company Option (the Company Option Closing Consideration and the amounts described in Section 3.1(c)(ii) and Section 3.1(c)(iii), collectively, the “Company Option Merger Consideration”).

Each outstanding Company Option that is not vested and exercisable as of the Effective Time, and each vested Company Option which has an exercise price equal to or greater than the Per Share Portion of the Estimated Merger Consideration, shall be cancelled and terminated as of the Effective Time. Subject to compliance by each Company Optionholder with Section 3.2(c) and, in each case, except as otherwise agreed to in writing by Parent and any Company Optionholder with respect to any of such Company Optionholder’s Company Options, (I) all payments of Company Option Closing Consideration shall be made (without interest) by or on behalf of the Surviving Corporation to such Company Optionholder no later than the next payroll payment date, but in no event sooner than three Business Days, after the Closing Date, and (II) all payments of the Remaining Amount (if any) or Excess Amount (if any) shall be made (without interest) by or on behalf of the Surviving Corporation to such Company Optionholder no later than the next payroll payment date, but in no event sooner than three Business Days, after the receipt thereof by the Surviving Corporation.

(d) Except as otherwise agreed to in writing prior to the Effective Time by Parent and any Company SARs Holder with respect to any of such Company SARs Holder’s Company SARs, prior to the Effective Time, the Company shall take or cause to be taken any and all actions reasonably necessary to cause (x) all outstanding Company SARs which are subject solely to time-based vesting conditions to become fully vested and exercisable as of immediately prior to the Effective Time, (y) all outstanding Company SARs which are subject to performance-based vesting conditions to become vested and exercisable as of immediately prior to the Effective Time to the extent the applicable performance-based vesting conditions will be satisfied immediately following the Effective Time after giving effect to the transactions contemplated hereby, and (z) each outstanding Company SARs that is so vested and exercisable immediately prior to the Effective Time (after giving effect to the immediately preceding clauses (x) and (y)) to be cancelled and terminated as of the Effective Time, and converted into the right of the Company SARs Holder thereof to receive:

(i) an amount in cash equal to the product of (A) the excess (if any) of (1) the Per Share Portion of the Estimated Merger Consideration over (2) the applicable exercise price per share of Company Common Stock issuable under such Company SARs, multiplied by (B) the number of shares of Company Common Stock subject to the vested portion of such Company SAR (the product of clauses (A) and (B), collectively, the “Company SARs Closing Consideration”); plus

(ii) an amount in cash equal to the product of (A) the Per Share Portion of the Remaining Amount, if any, from the Escrow Account payable as provided in Section 3.6, multiplied by (B) the number of shares of Company Common Stock subject to the vested portion of such Company SAR; plus

(iii) an amount in cash equal to the product of (A) the Per Share Portion of the Excess Amount, if any, payable as provided in Section 3.6, multiplied by (B) the number of shares of Company Common Stock subject to the vested portion of such Company SAR (the Company SARs Closing Consideration and the amounts described in Section 3.1(d)(ii) and Section 3.1(d)(iii), collectively, the “Company SARs Merger Consideration”).

Each outstanding Company SAR that is not vested and exercisable as of the Effective Time, and each vested Company SAR which has an exercise price equal to or greater than the Per Share Portion of the Estimated Merger Consideration, shall be cancelled and terminated as of the Effective Time. Subject to compliance by each Company SARs Holder with Section 3.2(c) and, in each case, except as otherwise agreed to in writing by Parent and any Company SARs Holder with respect to any of such Company SARs Holder’s Company SARs, (I) all payments of Company SARs Closing Consideration shall be made (without interest) by or on behalf of the Surviving Corporation to such Company SARs Holder no later than the next payroll payment date, but in no event sooner than three Business Days, after the Closing Date, and (II) all payments of the Remaining Amount (if any) or Excess Amount (if any) shall be made (without interest) by or on behalf of the Surviving Corporation to such Company SARs Holder no later than the next payroll payment date, but in no event sooner than three Business Days, after the receipt thereof by the Surviving Corporation.

(e) Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any Company Common Stockholder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Company Common Stock Merger Consideration as provided in Section 3.1(a)(iii), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and each such Appraisal Share shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Company Common Stock Merger Consideration as provided in Section 3.1(a)(iii). The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

(f) All payments by the Surviving Corporation to any Company Optionholder, Company RSU Holder, and Company SARs Holder pursuant to this Agreement shall be reduced for any applicable state, local, or Federal tax withholding and other payroll tax obligations, as calculated by the Surviving Corporation.

Section 3.2 Estimated Merger Consideration.

(a) At least two Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Estimated Closing Statement”) setting forth the Company’s good faith calculation of the Estimated Merger Consideration, including (i) the estimated amount of Working Capital (the “Estimated Working Capital Amount”), (ii) the estimated amount of Funded Indebtedness (the “Estimated Funded Indebtedness”), (iii) the estimated amount of Cash (the “Estimated Cash”), (iv) the estimated amount of the Company Transaction Expenses (the “Estimated Company Transaction Expenses”), and (v) the estimated amount of Capital Expenditures (the “Estimated Capital Expenditures”) (which in the case of any Capital Expenditures incurred after the latest month-end Capital Expenditure report, which report shall tie to the Company’s regular monthly financial statements for such month-end, shall include reasonable supporting detail for such Capital Expenditures), in each case as of 5:00 p.m. New York City time on the day immediately preceding the Closing Date and based on the Company’s books and records and other information available at the time.

(b) At the Closing, Parent shall pay, or cause to be paid, to each Company Common Stockholder that holds Company Common Stock (other than the Specified Shares) immediately prior to the Effective Time an amount equal to the aggregate Company Common Stockholder Closing Consideration of such Company Common Stockholder in respect of such shares of Company Common Stock. At the Closing, Parent shall deliver, or cause to be delivered, to the Escrow Agent an amount to be held in the Escrow Account in accordance with the terms of the Escrow Agreement equal to $50,000,000 (the “Escrow Funds”).

(c) As soon as reasonably practicable after the date hereof, the Company shall mail or otherwise deliver to each Company Common Stockholder a Letter of Transmittal, substantially in the form of Exhibit C attached hereto (the “Letter of Transmittal”), which for the avoidance of doubt, shall include the obligation of each Company Common Stockholder to agree to Section 10.15 of this Agreement, together with any notice required pursuant to Section 262. Upon the delivery of any duly executed Letter of Transmittal, each such Company Common Stockholder shall be entitled to receive, subject to the terms and conditions hereof, the Company Common Stock Merger Consideration in respect of its, his or her shares of Company Common Stock.

(d) All cash paid upon the surrender of Company Common Stock in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(e) None of Parent, Merger Sub, the Company, the Securityholder Representative or any other Person shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.3 Company Transaction Expenses. Simultaneously with the Closing, by wire transfer of immediately available funds on behalf of the Company and its Subsidiaries, Parent shall pay, or cause to be paid, the Company Transaction Expenses in accordance with wire transfer instructions provided by each payee thereof.

Section 3.4 Funded Indebtedness. Simultaneously with the Closing, Parent shall repay, or cause to be repaid, on behalf of the Company, all Funded Indebtedness of the Company by wire transfer of immediately available funds in accordance with wire transfer instructions set forth in payoff letters or redemption notices provided to Parent by the Company prior to the Closing Date; provided, however, that if the Closing occurs prior to October 8, 2015, Parent shall not be required to pay the Waynesboro Buyout Amount to the equipment lessor under the Waynesboro Equipment Lease until October 8, 2015.

Section 3.5 Paying Agent. Citibank, N.A. shall act, at Parent’s expense, as paying agent (the “Paying Agent”) in effecting the exchanges provided for herein pursuant to the Paying Agent Agreement substantially in the form attached hereto as Exhibit D (the “Paying Agent Agreement”). Each Company Common Stockholder shall receive from the Paying Agent or the Escrow Agent, as applicable, in exchange for each share of Company Common Stock such Company Common Stockholder holds, by wire transfer of same day funds (i) on the Closing Date, the Per Share Portion of the Estimated Merger Consideration, (ii) the Per Share Portion of the Remaining Amount, if any, at the time of its distribution and (iii) the Per Share Portion of the Excess Amount, if any, at the time of its distribution.

Section 3.6 Post-Closing Adjustments.

(a) Within 90 days after the Closing Date, Parent shall deliver to the Securityholder Representative a statement (the “Closing Statement”) setting forth Parent’s good faith calculation of the Company’s Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Capital Expenditures, in each case, as of 5:00 p.m. New York City time on the day immediately preceding the Closing Date together with reasonable supporting detail of each of the calculations set forth in the Closing Statement.

(b) During the 60 days immediately following the Securityholder Representative’s receipt of the Closing Statement (the “Review Period”), the Securityholder Representative and its Representatives shall be permitted to review Parent’s working papers and the working papers of Parent’s independent accountants, if any, relating to the preparation of the Closing Statement and the calculation of the Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Capital Expenditures therein, as well as the relevant books and records of the Company and Parent; provided, however, that the independent accountants of Parent shall not be obligated to make any working papers available to the Securityholder Representative unless and until the Securityholder Representative has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The Securityholder Representative shall notify Parent in writing (the “Notice of Disagreement”) prior to the expiration of the Review Period if the Securityholder Representative disagrees with the Closing Statement or the Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses or Capital Expenditures set forth therein. The Notice of Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Securityholder Representative’s determination of the amount of the Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Capital Expenditures, in each case, as of 5:00 p.m. New York City time on the day immediately preceding the Closing Date with reasonably detailed supporting documentation.

(c) During the 30 days immediately following the delivery of a Notice of Disagreement, the Securityholder Representative and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Disagreement. If no Notice of Disagreement is received by Parent on or prior to the expiration date of the Review Period, then the Closing Statement and the Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Capital Expenditures set

forth in the Closing Statement shall be deemed to have been accepted by the Securityholder Representative and shall become final and binding upon Parent and the Equity Holders. If the parties cannot agree on the Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Capital Expenditures within such 30 day period, the Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Capital Expenditures, in each case solely to the extent not agreed between the Securityholder Representative and Parent, shall be determined by KPMG LLP (the “Independent Accountant”). The Securityholder Representative and Parent shall furnish the Independent Accountant with a statement setting forth the items from the Notice of Disagreement which are still in dispute (the “Independent Accountant Dispute Notice”). In the event that KPMG LLP refuses or is otherwise unable to act as the Independent Accountant, the Securityholder Representative and Parent shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Securityholder Representative and Parent, in which event “Independent Accountant” shall mean such firm. Within 30 days after the submission of such matters to the Independent Accountant, or as soon as practicable thereafter, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the Securityholder Representative and Parent, of the appropriate amount of each of the line items in the Closing Statement as to which there is disagreement as specified in the Independent Accountant Dispute Notice. With respect to each disputed line item, such determination, if not in accordance with the position of either the Securityholder Representative or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Securityholder Representative in the Notice of Disagreement or Parent in the Closing Statement with respect to such disputed line item. For the avoidance of doubt, the Independent Accountant shall not review any line items or make any determination with respect to any matter other than those matters in the Independent Accountant Dispute Notice that are in dispute and shall make such decision based solely on the provisions of this Agreement. The statement of Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Capital Expenditures as of 5:00 p.m. New York City time on the day immediately preceding the Closing Date and the determination of the Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses and Capital Expenditures therefrom that are final and binding on the Securityholder Representative and Parent, as determined either through agreement of the Securityholder Representative and Parent (deemed or otherwise) or through the determination of the Independent Accountant pursuant to this Section 3.6(c) is referred to herein as the “Final Working Capital Amount,” “Final Funded Indebtedness,” “Final Cash,” “Final Company Transaction Expenses” and “Final Capital Expenditures,” respectively. During the review by the Independent Accountant, the Securityholder Representative and Parent shall each make available to the Independent Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 3.6(c); provided, however, that the independent accountants of the Securityholder Representative or Parent shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

(d) The cost of the Independent Accountant’s review and determination shall be borne equally by Parent, on the one hand, and the Equity Holders, on the other (whose share shall be paid on their behalf by the Securityholder Representative from the Escrow Funds).

(e) The “Final Merger Consideration” shall be calculated by recalculating the Estimated Merger Consideration using the Final Working Capital Amount in lieu of the Estimated Working Capital Amount, using the Final Funded Indebtedness in lieu of Estimated Funded Indebtedness, using Final Cash in lieu of Estimated Cash, using the Final Company Transaction Expenses in lieu of Estimated Company Transaction Expenses, and using the Final Capital Expenditures in lieu of Estimated Capital Expenditures, and otherwise using the components of Estimated Merger Consideration as set forth in the definition of Estimated Merger Consideration.

(i) If the Final Merger Consideration is less than the Estimated Merger Consideration paid at the Closing (such amount, the “Deficiency Amount”), Parent shall be paid by wire transfer of same day funds promptly (but in any event within three Business Days after the Final Working Capital Amount, Final Funded Indebtedness, Final Cash, Final Company Transaction Expenses and Final Capital Expenditures have been agreed upon or determined by the Independent Accountant), such Deficiency Amount from the Escrow Account; provided, however, in no event shall any Equity Holder have personal liability for payment of such amount or any portion thereof, and Parent’s sole recourse with respect thereto shall be the Escrow Funds held by the Escrow Agent.

(ii) If the Final Merger Consideration is greater than the Estimated Merger Consideration paid at the Closing (such amount, the “Excess Amount”), Parent shall promptly (but in any event within three Business Days after the Final Working Capital Amount, Final Funded Indebtedness, Final Cash, Final Company Transaction Expenses and Final Capital Expenditures have been agreed upon or determined by the Independent Accountant) pay the Excess Amount by wire transfer of same day funds to the Paying Agent (on behalf of and as agent of the Company Common Stockholders) and the Surviving Corporation (on behalf of and as agent of the Company RSU Holders, the Company Optionholders and the Company SARs Holders).

(iii) If any Escrow Funds remain in the Escrow Account after the payment of the Deficiency Amount or if there is no Deficiency Amount (such amount, the “Remaining Amount”), the Remaining Amount shall be released to the Paying Agent (on behalf of and as agent of the Company Common Stockholders) and the Surviving Corporation (on behalf of and as agent of the Company RSU Holders, the Company Optionholders and the Company SARs Holders).

Parent and the Securityholder Representative hereby agree to deliver joint written instructions to the Escrow Agent to deliver promptly from the Escrow Account all funds to be delivered in accordance with this Section 3.6(e).

(f) All payments made to the Paying Agent (on behalf of the Company Common Stockholders) and the Surviving Corporation (on behalf of the Company RSU Holders, the Company Optionholders and the Company SARs Holders) pursuant to and in accordance with Section 3.6(e) shall be made as follows:

(i) to each Company Common Stockholder that holds any Company Common Stock (other than Specified Shares) immediately prior to the Effective Time, an amount equal to the product of (A) the Per Share Portion, multiplied by (B) the aggregate amount payable to the Company Common Stockholders and the Surviving Corporation (on behalf of the Company RSU Holders, the Company Optionholders and the Company SARs Holders) pursuant to Section 3.6(e)(ii) or Section 3.6(e)(iii), as applicable, multiplied by (C) the aggregate number of such shares of Company Common Stock held by such Company Common Stockholder immediately prior to the Effective Time;

(ii) to the Surviving Corporation (on behalf of the Company RSU Holders), an amount equal to the product of (A) the Per Share Portion, multiplied by (B) the aggregate amount payable to the Company Common Stockholders and the Surviving Corporation (on behalf of the Company RSU Holders, the Company Optionholders and the Company SARs Holders) pursuant to Section 3.6(e)(ii) or Section 3.6(e)(iii), as applicable, multiplied by (C) the aggregate number of shares of Company Common Stock subject to the Company RSU Awards immediately prior to the Effective Time;

(iii) to the Surviving Corporation (on behalf of the Company Optionholders), an amount equal to the product of (A) the Per Share Portion, multiplied by (B) the aggregate amount payable to the Company Common Stockholders and the Surviving Corporation (on behalf of the Company RSU Holders, the Company Optionholders and the Company SARs Holders) pursuant to Section 3.6(e)(ii) or Section 3.6(e)(iii), as applicable, multiplied by (C) the aggregate number of shares of Company Common Stock subject to the vested portions of all Company Options immediately prior to the Effective Time; and

(iv) to the Surviving Corporation (on behalf of the Company SARs Holders), an amount equal to the product of (A) the Per Share Portion, multiplied by (B) the aggregate amount payable to the Company Common Stockholders and the Surviving Corporation (on behalf of the Company RSU Holders, the Company Optionholders and the Company SARs Holders) pursuant to Section 3.6(e)(ii) or Section 3.6(e)(iii), as applicable, multiplied by (C) the aggregate number of shares of Company Common Stock subject to the vested portions of all Company SARs immediately prior to the Effective Time;

provided, that no payment of Remaining Amount or Excess Amount shall be made to any Company Optionholder, Company SARs Holder or Company RSU Holder after the fifth anniversary of the Effective Time; each Company Optionholder, Company SARs Holder or Company RSU Holder shall forfeit his, her or its right to any unpaid Remaining Amount or Excess Amount as of the date immediately following the fifth anniversary of the Effective Time; and all such payments shall otherwise be made in accordance with Section 409A of the Code and the regulations promulgated thereunder.

(g) Each of the Estimated Closing Statement (including the Estimated Working Capital Amount, Estimated Funded Indebtedness, Estimated Cash, Estimated Company Transaction Expenses and Estimated Capital Expenditures) and the Closing Statement (including the Working Capital, Funded Indebtedness, Cash, Company Transaction Expenses Transaction Expenses and Capital Expenditures) shall be prepared and calculated in accordance with the definitions of such terms contained in the Agreement and Annex A, except that the Estimated Closing Statement and the Closing Statement (and all calculations set forth in each) shall: (i) not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement; (ii) be based on facts and circumstances as they exist up to the Closing; (iii) shall exclude the effect of any act, decision or event occurring after the Closing, but use the same accounting principles, policies, procedures and methods (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Company and its Subsidiaries in preparation of the Latest Balance Sheet; (iv) with respect to the calculation of the Estimated Working Capital Amount and Working Capital, include the same line accounts (and only those line accounts) set forth on Annex A; and (v) utilize those policies and procedures set forth on Annex A.

Section 3.7 Escrow. At the Effective Time, Parent shall, on behalf of the Equity Holders, deliver to Citibank, N.A. (the “Escrow Agent”), as agent to Parent and the Equity Holders, a portion of the Estimated Merger Consideration equal to the Escrow Funds in accordance with the provisions of Section 3.2, which Escrow Funds shall be held by the Escrow Agent in an escrow account (the “Escrow Account”) pursuant to the provisions of the Escrow Agreement and used for purposes of any payments payable to Parent or the Equity Holders pursuant to Section 3.6.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since December 31, 2010 by AVINTIV Specialty Materials Inc. and publicly available prior to the date of this Agreement (collectively, the “Filed SEC Documents”) (excluding any forward looking disclosures set forth in any risk factor section, any disclosures in any section regarding forward looking statements and any other disclosures included therein to the extent they are predictive in nature) or in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Standing; Books and Records. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has full power and authority necessary to enable it to own, lease, use or otherwise hold its properties, rights and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified to do business and in good standing in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, use or holding of its properties, rights and assets makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing does not result in a Material Adverse Effect. The

Company has made available true and correct copies of the certificate of incorporation and bylaws of the Company, each as amended to the date of this Agreement and the Company is not in violation of any provisions contained in such documents in any material respect. The Company has made available to Parent complete and correct copies of its Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as so made available is in effect on the date hereof and none of such Subsidiaries is in violation of any provisions contained in such documents in any material respect.

Section 4.2 Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000 shares of Company Common Stock. As of the close of business on July 29, 2015, (i) 292,491 shares of Company Common Stock were outstanding, (ii) 21,650.88 shares of Company Common Stock were issuable upon the exercise of outstanding Company Stock Options (whether or not presently exercisable), (iii) 3,000 shares of Company Common Stock were subject to Company RSU Awards, (iv) 173 shares of Company Common Stock were subject to Company SARs and (v) no shares of Company Common Stock were held in treasury by the Company. Except as set forth above, there are no shares of capital stock or other equity securities of the Company issued, reserved for issuance or outstanding. All of the outstanding shares of capital stock of the Company have been, and any shares of capital stock of the Company issuable upon the exercise of Company Options or the settlement of Company RSU Awards will be, duly authorized and validly issued, and are or will be fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right provided for in the DGCL, the certificate of incorporation or the bylaws of the Company, each as amended to the date of this Agreement, or any Contract to which the Company is a party or otherwise bound. All the outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. There are not any bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any holder of any share of capital stock of the Company may vote (“Voting Company Debt”). Except as set forth above or in Section 4.2(b) of the Company Disclosure Schedule, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, preemptive rights, puts, calls, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible into or exercisable for or exchangeable into, or giving any Person a right to subscribe for or acquire, any shares of capital stock of or other equity interest in, the Company or any Subsidiary of the Company or any Voting Company Debt, (ii) obligating the Company or any of its Subsidiaries to issue, grant or enter into any such option, warrant, right, security, commitment, Contract, arrangement or undertaking or (iii) pay an amount in cash or in kind with respect to, or based on the value of, any shares of capital stock of or other equity interest in the Company or any of its Subsidiaries or any Voting Company Debt.

(b) There are not any outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of or other equity interest in the Company or any of its Subsidiaries or (ii) relating to the voting or registration of any equity securities of the Company or any of its Subsidiaries.

(c) Except for its interests in its Subsidiaries and except as set forth in Section 4.2(c) of the Company Disclosure Schedule, the Company and its Subsidiaries do not, as of the date of this Agreement, own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. Neither the Company nor any of its Subsidiaries has entered into any commitment, arrangement or agreement to make any investment (in the form of a loan, capital contribution or other form of investment) in any Person, other than any such commitments, arrangements or agreements between or among the Company and any of its Subsidiaries.

(d) Since January 1, 2014, the Company has not declared or paid any dividend or distribution in respect of any shares of capital stock or other equity interests of the Company that has not been paid, and neither the Company nor any of its Subsidiaries has issued, sold, repurchased, redeemed or otherwise acquired any shares of capital stock or other equity interests, and their respective boards of directors (or similar governing bodies) have not authorized any of the foregoing.

Section 4.3 Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements and to consummate the transactions contemplated by this Agreement and the other Transaction Agreements, subject only, in the case of the Merger, to the receipt of the Stockholder Approval. The execution, delivery and performance of this Agreement and the other Transaction Agreements by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby, subject only, in the case of the Merger, to the receipt of the Stockholder Approval. This Agreement has been, and the other Transaction Agreements will be as of the Closing, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes and will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

Section 4.4 No Conflicts; Consents.

(a) The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby, and compliance by the Company with the terms hereof, will not, conflict with, or result in any violation, modification, termination, acceleration or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Encumbrance upon, any of the properties, rights or assets of the Company or any of its Subsidiaries under any provision of (i) the certificate of incorporation or bylaws, each as amended to the date of this Agreement, of the Company or the comparable governing instruments, each as amended to the date of this Agreement, of any Subsidiary of the Company, (ii) except as set forth in Section 4.4(a) of the Company Disclosure Schedule, any Company Material Contract or (iii) any judgment or Law applicable to the Company or any of its Subsidiaries or their respective properties, rights or assets, other than, in the case of clauses (ii) and (iii) above, any such items that have not adversely affected, or would not reasonably be likely to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way.

(b) Except as set forth on Section 4.4(b) of the Company Disclosure Schedule, no consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, any Governmental Entity or other Person is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby, other than (i) the Stockholder Approval, if required by Applicable Law, (ii) the filing of the Certificate of Merger in connection with the Merger in accordance with the DGCL, (iii) compliance with and filings under the HSR Act, (iv) the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods as may be required under any other applicable Competition Laws and (v) any other Consent, approval, license, permit, order, authorization, registration, declaration or filing, the failure of which to obtain or make has not adversely affected, or would not reasonably be likely to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way.

Section 4.5 Financial Statements.

(a) The Company has previously provided Parent with (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2014, and the related audited statements of operations, income, changes in stockholders’ equity and cash flows of the Company for the year then ended (together, the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of March 31, 2015 (the “Latest Balance Sheet”) and the related unaudited statements of operations, income, changes in stockholders’ equity and cash flows of the Company for the quarter then ended (together, the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b) In each case, (i) the Financial Statements have been prepared in accordance with GAAP, except in the case of the Unaudited Financial Statements, the absence of full footnote disclosures and schedules and normal year-end audit adjustments, and (ii) the Financial Statements present fairly in all material respects, as of their respective dates and for the periods set forth therein, the consolidated financial position, results of operations or cash flows, as the case may be, of the Company and its Subsidiaries except in the case of the Unaudited Financial Statements, the absence of full footnote disclosures and schedules and normal year-end audit adjustments.

(c) Neither the Company nor any of its Subsidiaries has any liabilities or obligations required by GAAP as consistently applied by the Company to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto) other than (i) those reflected on the Financial Statements, (ii) liabilities incurred in the ordinary course of business after March 31, 2015, (iii) liabilities incurred in connection with the transactions contemplated hereby or (iv) liabilities that would not reasonably be expected to adversely affect the Company and its Subsidiaries, taken as a whole, in a material way.

Section 4.6 Assets Other than Real Property Interests or Intellectual Property.

(a) The Company or a Subsidiary thereof has good and valid title to all material assets reflected on the Latest Balance Sheet or thereafter acquired, other than those otherwise disposed of since the date of the Latest Balance Sheet, in each case free and clear of all Encumbrances other than Permitted Encumbrances.

(b) This Section 4.6 does not relate to real property or interests in real property, such items being the subject of Section 4.7, or to Intellectual Property, such items being the subject of Section 4.8.

(c) The assets and other properties and interests currently owned, leased or otherwise used by the Company and its Subsidiaries are sufficient for the continued conduct of the business of the Company and its Subsidiaries as of the date hereof in all material respects.

Section 4.7 Real Property.

(a) Section 4.7 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete list of all material real property and interests in real property owned in fee by the Company or any of its Subsidiaries (individually, an “Owned Property”). Section 4.7 of the Company Disclosure Schedule also sets forth, as of the date of this Agreement, a complete list of all material real property and interests in real property leased by the Company or any of its Subsidiaries (individually, a “Leased Property”). Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of all agreements evidencing the Company’s or applicable Subsidiary’s leasehold interest in the Leased Property (the “Leases”). Except as set forth in Section 4.7 of the Company Disclosure Schedule, the Company or a Subsidiary thereof has good and valid fee title to all Owned Property and good and valid title to the leasehold estates in all Leased Property (an Owned Property or a Leased Property being sometimes referred to herein, individually, as a “Company Property”), in each case free and clear of all Encumbrances, except (i) leases, subleases and similar agreements with third parties identified in Section 4.7 of the Company Disclosure Schedule, (ii)(A) easements, covenants, rights-of-way and other similar restrictions of record, (B) any conditions that may be shown by a current, accurate survey or physical inspection of any Company Property, (C) zoning, building and other similar restrictions, none of which are violated in any material respect by the current use of the Company Property subject thereto, and (D) Encumbrances that have been placed by any developer, landlord or other third party on property over which the Company or any

Subsidiary thereof has easement rights or on any Leased Property; provided, that such Liens have not been granted or consented to by the Company or any of its Subsidiaries and (iii) any other Permitted Encumbrances. None of the items set forth in clause (ii) above, individually or in the aggregate, materially impairs or is reasonably likely to materially impair the continued use and operation of the Company Property to which they relate in the conduct of the business of the Company and its Subsidiaries as presently conducted.

(b) All buildings, machinery, equipment and other tangible assets currently being used by the Company or any of its Subsidiaries which are owned or leased by the Company or any of its Subsidiaries are in good operating condition, maintenance and repair, ordinary wear and tear excepted, are usable in the ordinary course of business and are reasonably adequate and suitable for their current uses.

(c) Except as not adversely affecting, or reasonably being likely not to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way, the buildings and structures located on each of the Company Properties currently have valid legal access to (i) public roads or valid easements over private streets or private property for such ingress to and egress from all such buildings and structures, and (ii) water supply, telephone, gas and electric connections, and fire protection, in each case as is necessary for the operation of such Company Properties. The current use of the Owned Property does not violate in any material respect any restrictive covenants of record affecting any of the Owned Property.

(d) Each Lease is a valid and binding obligation of the Company or a Subsidiary thereof, enforceable against the Company or such Subsidiary, as applicable, and, to the Company’s Knowledge, any other party thereto, in accordance with its terms, and is in full force and effect with respect to the Company or such Subsidiary, as applicable, and, to the Company’s Knowledge, with respect to any other party thereto. Neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, no other party is in default or breach in any material respect under any Lease or has received any notice of default or any event that with notice or lapse of time, or both, would constitute a default by the Company or any of its Subsidiaries under any such Lease.

(e) The Company Property is the only real property leased or owned by the Company and any of its Subsidiaries and used in the operation of the business of the Company and its Subsidiaries. Except as disclosed in Section 4.7 of the Company Disclosure Schedule, the Company Property is used exclusively by the Company and its Subsidiaries in the operation of the Company’s business.

Section 4.8 Intellectual Property.

(a) Section 4.8(a) of the Company Disclosure Schedule sets forth a true and complete list of (i) all material Intellectual Property owned (solely or jointly) by the Company or any of its Subsidiaries and used in the operation of the business (except for Trade Secrets which are not disclosed therein), (ii) each registration which has been issued to the Company or any of its Subsidiaries with respect to any of the Company Intellectual Property, including the jurisdiction of each such issuance, (iii) each live application for registration of any of the Company Intellectual Property owned by the Company, including the jurisdiction of each such application, and (iv) each material license, sublicense, collaboration or other agreement (excluding Encumbrances for Indebtedness) to which the Company or any of its Subsidiaries is a party and pursuant to which any Intellectual Property rights have been granted to or by the Company or any of its Subsidiaries.

(b) (i) The Company and its Subsidiaries have full and sufficient title to, own or have legally enforceable rights to all material Company Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances), (ii) neither the Company nor any of its Subsidiaries has received any currently active written communication from any Person asserting any ownership interest in any of the Company Intellectual Property that is owned by the Company, (iii) except as set forth on Section 4.8(b)(iii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has granted any current, active and material license of any kind relating to any of the Company Intellectual Property, except non-exclusive licenses to customers in the ordinary course of business, (iv) the conduct of the business of the Company and its Subsidiaries as presently conducted does not violate, conflict with or infringe the valid and enforceable Intellectual Property of any Person and neither the Company nor any of its Subsidiaries has received any currently active written communication (including cease and desist letters or invitations to take a patent license) alleging the same, (v) no claims are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by any Person with respect to the ownership, validity or enforceability of any Company Intellectual Property owned by the Company or, to the Knowledge of the Company, with respect to the ownership, validity or enforceability of the Company Intellectual Property licensed to the Company or any of its Subsidiaries, (vi) neither the Company nor any of its Subsidiaries is obligated to make any payments by way of material royalties or fees to any owner of, licensor of or other claimant to, any Company Intellectual Property with respect to the use thereof or in connection with the conduct of the business as currently conducted, (vii) to the Knowledge of the Company, the Intellectual Property owned by the Company and its Subsidiaries is not being violated, conflicted with or infringed and (viii) the Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain (A) their confidential information and Trade Secrets, (B) their ownership of Company Intellectual Property owned by the Company and (C) the security and integrity of their material information technology systems and software, which in the case of clauses (iv), (v), (vi), (vii) and (viii) of this Section 4.8(b), have not adversely affected, or would not reasonably be likely to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way.

Section 4.9 Insurance. The significant insurance policies carried by or for the benefit of the Company, its Subsidiaries or their assets, properties or personnel as of the date of this Agreement are set forth in Section 4.9 of the Company Disclosure Schedule. Except as has not adversely affected, or would not reasonably be likely to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way, all such policies (a) are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments and adjustments in respect of self-insured general liability and automobile liability fronting programs, self-insured health programs and self-insured workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and no written notice of cancellation or termination has been received with respect to any such policy other than in connection with ordinary renewals and (b) provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law.

Section 4.10 Taxes. Except as set forth on Section 4.10 of the Company Disclosure Schedule:

(a) (i) The Company and each of its Subsidiaries have filed or caused to be filed in a timely manner (within any applicable extension periods) all material Tax Returns required to be filed in accordance with Tax Laws and all such Tax Returns are correct and complete in all material respects, (ii) all material Taxes due and owing by the Company or any of its Subsidiaries have been timely paid or, with respect to taxable periods ending on or before the date of the most recent audited financial statements contained in the Filed SEC Documents, have been adequately reserved for (excluding any reserve for deferred taxes) on such financial statements in accordance with GAAP and (iii) except for Encumbrances described in clause (ii) of the definition of “Permitted Encumbrance” in Section 1.1, no material Encumbrances for Taxes exist with respect to any of the assets or properties of the Company or any of its Subsidiaries.

(b) No deficiencies for any material Taxes have been proposed or assessed in writing against or with respect to any Taxes due by or Tax Returns of the Company or any of its Subsidiaries by any taxing authority which deficiency has not been settled, paid or accrued or is being disputed by the Company. There is no audit, assessment, dispute, examination or claim concerning any material Tax liability of the Company or any of its Subsidiaries currently in progress or threatened in writing by a taxing authority, which written threat has been received by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received a written claim in the last five years by any taxing authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that claims the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(c) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement other than any such agreement, contract or arrangement solely among the Company and its Subsidiaries or any commercial agreement the primary subject matter of which is not Taxes.

(d) None of the Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(e) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group for U.S. federal, state or local Tax law purposes (other than a group the common parent of which is the Company or any of its Subsidiaries) or (ii) has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state or local Law.

(f) The Company and its Subsidiaries have or have caused to be withheld and paid over to the appropriate taxing authorities all material Taxes required to be so withheld and paid over for all periods under all Applicable Laws.

(g) Other than certain representations and warranties set forth in Section 4.12, this Section 4.10 contains the exclusive representations and warranties of the Company with respect to Tax matters.

(h) Neither the Company nor any of its Subsidiaries (i) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, (ii) is or has been a party to any “reportable transaction,” as defined in Code Section 6707A(c)(1) Treasury Regulation Section 1.6011-4(b), or (iii) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (C) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Closing Date, (D) installment sale or open transaction disposition made on or prior to the Closing Date, (E) prepaid amount received on or prior to the Closing Date or (F) election under Code Section 108(i).

Section 4.11 Proceedings. There is no civil, criminal or administrative Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties, rights or assets that has adversely affected, or would reasonably be likely to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way, nor is there any judgment, settlement, decree, injunction, writ, award, rule or order of any Governmental Entity or arbitrator outstanding against, or, to the Knowledge of the Company, investigation or inquiry by any Governmental Entity, or involving the Company or any of its Subsidiaries or any of their respective assets that has adversely affected, or would reasonably be likely to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way.

Section 4.12 Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Schedule sets forth a true and complete list of each Company Benefit Plan as of the date of this Agreement. With respect to each Company Benefit Plan, the Company has made available to Parent a current, complete and accurate copy (or to the extent no copy exists, an accurate summary) of (i) each such Company Benefit Plan, including any material amendments thereto, (ii) any trust, insurance, annuity or other funding instrument related thereto, (iii) any summary plan description and other written communications (or a description of any oral communications) by the Company or a Subsidiary thereof to Company Employees concerning the extent of the benefits provided under a Company Benefit Plan and (iv) for the two most recent years and to the extent applicable, (A) audited financial statements, (B) actuarial or other valuation reports prepared with respect thereto (where such statements or reports are required to be prepared under Applicable Law or otherwise reasonably available) and (C) Form 5500 and attached schedules.

(b) Each Company Benefit Plan intended to be “qualified” or registered within the meaning of Section 401(a) of the Code (or any comparable provision under applicable non-U.S. Laws) has received a favorable determination letter as to such qualification or registration from the IRS (or any comparable Governmental Entity), and, to the Knowledge of the Company, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause a loss of such qualification. The most recent favorable determination letter for each Company Benefit Plan intended to be so “qualified” has been made available by the Company to Parent.

(c) Each Company Benefit Plan has been administered in material compliance with its terms and the applicable provisions of ERISA, the Code and all other applicable Laws, rules and regulations. As of the date hereof and, except as has not adversely affected, or would not reasonably be likely to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way, (i) there are no pending or threatened investigations, claims or lawsuits in respect of any Company Benefit Plan, (ii) no facts or circumstances exist that could give rise to any such actions, suits, or claims, (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (“PBGC”) in respect of any Company Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transaction contemplated herein during the past two years, (iv) no administrative investigation, audit, or other administrative proceedings by the PBGC, the Internal Revenue Service, or other governmental agencies are pending, threatened, or in progress (including any routine requests for information from the PBGC) and (v) no “reportable event” (as such term is defined in Section 4043 of ERISA) or non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Benefit Plan. No Company Benefit Plan has failed to meet the minimum funding standards (as determined under Section 303 of ERISA and Section 430 of the Code) applicable to such plan and neither the Company nor any of its ERISA Affiliates has any liability under ERISA Section 303(j), 303(k), or 4062(e) or Code Section 4971, 4972, or 4979. Neither the Company nor any of its ERISA Affiliates has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance or other benefits for Company Employees, except for continuation coverage under Part 6 of Subtitle I of ERISA and Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law.

(d) No Company Benefit Plan or Company Benefit Agreement exists that would reasonably be expected to (i) entitle any Company Employee to any payment, benefit or right, or increase in payment, benefit or right, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans or Company Benefit Agreements, (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans or Company Benefit Agreements or (iv) result in payments under any of the Company Benefit Plans or Company Benefit Agreements which would not be deductible under Section 280G of the Code, in each case as a result of the execution of this Agreement, Stockholder Approval or the consummation of the transactions contemplated hereby (whether alone or in connection with any subsequent event(s)).

(e) No Company Benefit Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), a plan subject to Title IV of ERISA or Section 412 of the Code, a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), a “multiple employer plan” described in Section 413(c) of the Code or Sections 4063 or 4064 of ERISA, or any plan or other arrangement funded by a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code and neither the Company, nor any of its ERISA Affiliates, has at any time sponsored, maintained, participated in or contributed to, or has or had any liability or obligation in respect of, any such plan.

(f) Except as set forth on Section 4.12(f) of the Company Disclosure Schedule, no Company Benefit Plan exists which would, as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby (whether alone or in connection with any subsequent event(s)), reasonably be expected to (i) entitle any Company Employee to any payment, benefit or right, or increase in payment, benefit or right, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans, (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans or (iv) result in payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code.

Section 4.13 Absence of Changes or Events. From the date of the Latest Balance Sheet to the date of this Agreement, (i) the Company and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice in all material respects and (ii) there has not been a Material Adverse Effect.

Section 4.14 Compliance with Applicable Law; Licenses.

(a) Each of the Company and its Subsidiaries (other than Fiberweb Limited and its Subsidiaries and Companhia Providência Indústria e Comércio and its Subsidiaries) is, and has been since December 31, 2011, and each of Fiberweb Limited and its Subsidiaries and Companhia Providência Indústria e Comércio and its Subsidiaries is, and has been since the date of its respective indirect ownership by the Company, in compliance in all respects with all applicable Laws (and with its own internal policies), except for instances of noncompliance that have not adversely affected, or would not reasonably be likely to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way.

(b) The Company and its Subsidiaries each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to own, lease and operate its respective properties and assets and to conduct its business as presently conducted and all such Licenses are in full force and effect, except in each case as has not adversely affected, or would not reasonably be likely to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way. There is no suspension or cancellation of any of the Licenses necessary to own, lease and operate any of the Company’s or the Subsidiaries of the Company’s respective properties and assets or to conduct their business as presently conducted pending or, to the Knowledge of the Company, threatened, except where the suspension or cancellation of any of the Licenses have not adversely affected, or would not reasonably be likely to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way.

(c) The Canadian Subsidiaries of the Company do not carry on a “cultural business” as that term is defined in Section 14.1(6) of the Investment Canada Act nor any business activity set out in Schedule IV to the Investment Canada Act Regulations.

Section 4.15 Environmental Matters. Except as has not adversely affected, or would not reasonably be likely to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way, (a) the Company and its Subsidiaries have obtained, and are in compliance with, all, and, to the Knowledge of the Company, have not violated any, Licenses required for the Company and its Subsidiaries to conduct their respective businesses under Environmental Laws, (b) the Company and its Subsidiaries are in compliance with all, and, to the Knowledge of the Company, have not violated any, Environmental Laws, including as relating to Permits under Environmental Laws, (c) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, verbal communication from a Governmental Entity, or any other Person, since December 31, 2011 or, to the Knowledge of the Company, prior to that date that otherwise has not been fully and finally resolved, that alleges that the Company or any of its Subsidiaries is not in compliance with or has any liability at any property or facility currently or formerly owned, leased or operated or any off-site facility that received any waste materials from the Company or any of its Subsidiaries (including for any Release of Hazardous Materials) under any Environmental Law, (d) there is no Action pending or, to the Knowledge of the Company, threatened, against, and there is no judgment or, to the Knowledge of the Company, investigation outstanding against the Company or any of its Subsidiaries, in each case, under or relating to any Environmental Law, (e) to the Knowledge of the Company, except as would not reasonably be expected to result in a claim against or liability of the Company or any of its Subsidiaries under any Environmental Law, (x) Hazardous Materials have not been Released or threatened to be Released at, or arranged to be Released by the Company or any of its Subsidiaries from, any property or facility currently owned, leased or operated by the Company or any of its Subsidiaries, (y) during the period of ownership, leasehold or operation by the Company or any of its Subsidiaries, Hazardous Materials were not Released or threatened to be Released at, or arranged to be Released by the Company or any of its Subsidiaries from, any property or facility formerly owned, leased or operated by the Company or any of its Subsidiaries that is located within the United States and (z) during or prior to the period of ownership, leasehold or operation by the Company or any of its Subsidiaries, Hazardous Materials were not Released or threatened to be Released at, or arranged to be Released by the Company or any of its Subsidiaries from, any property or facility formerly owned, leased or operated by the Company or any of its Subsidiaries that is located outside the United States and (f) to the Knowledge of the Company, none of the Company and its Subsidiaries has assumed, or provided indemnity, which has not terminated in accordance with its terms, against, any liabilities or obligations of any other Person that would reasonably be expected to result in a claim against, or liability of, the Company or any of its Subsidiaries under or relating to any Environmental Law.

Section 4.16 Brokers and Finders. No agent, broker, investment banker, financial advisor or other Person, other than Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.17 Labor and Employment Matters. Except as set forth on Section 4.17 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or any other material contract or agreement with any labor organization (other than any such agreement with a works council or other employee organization that applies on a regional, nationwide or industry-wide basis by virtue of applicable Law or by virtue of the membership of the Company in any employer federation or comparable organization), nor is any such contract or agreement, as of the date hereof, being negotiated. To the Knowledge of the Company: (a) as of the date hereof, there are not any union organizing activities concerning any employees of the Company or any of its Subsidiaries, nor have there been since December 31, 2012; (b) as of the date hereof, (y) with respect to North American facilities, there are no material labor strikes, slowdowns, work stoppages or disruptions, or lockouts pending or, to the Knowledge of the Company, threatened, or (z) with respect to facilities outside of North America, there are no labor strikes, slowdowns, work stoppages or disruptions, or lockouts pending or, to the Knowledge of the Company, threatened that would have a material effect upon the facility at which they occur, in the case of each of clauses (y) and (z) above, against the Company or any of its Subsidiaries, nor have there been since December 31, 2012; (c) with respect to the Company and its Subsidiaries, as of the date hereof, (i) no unfair labor practice charge or complaint is pending or, to the Knowledge of the Company, threatened, (ii) no employee-related dispute, grievance or arbitration proceeding is pending or, to the Knowledge of the Company, threatened, (iii) no action, complaint, charge, inquiry, proceeding or investigation by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of the employees of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, (iv) the Company and all of its Subsidiaries have complied with all obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 and similar other legislation and regulation except as would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries, (v) the Company and each of its Subsidiaries is in material compliance with all applicable Laws, agreements, contracts, policies, plans and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment and the termination of employment and (vi) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices, in the case of clauses (i), (ii) and (iii), which, if adversely decided, would reasonably be expected to, individually or in the aggregate, result in liability to the Company in excess of $2,000,000.

Section 4.18 Takeover Statute Not Applicable. The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated by this Agreement from, and this Agreement, the Merger and the other transactions contemplated by this Agreement are exempt from, the requirements of any “moratorium”, “control share acquisition”, “fair price”, “interested shareholder”, “business combination” or other anti-takeover laws and regulations of any Governmental Entity or contained in the Company’s certificate of incorporation.

Section 4.19 Company Material Contracts; Indebtedness.

(a) Section 4.19(a) of the Company Disclosure Schedule lists the following Contracts in effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a party (other than this Agreement, the Leases and the Company Benefit Plans) (collectively with the Contracts filed by AVINTIV Specialty Materials Inc. with the SEC as material Contracts pursuant to Item 601(b)(10) of Regulation S-K or as a “definitive material agreement” (as such term is defined in Item 1.01 of Form 8-K of the SEC under the Exchange Act), the “Company Material Contracts”):

(i) any Contract containing any right of any exclusivity in favor of the other parties thereto or any covenant limiting, in any respect, the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would restrict the ability of the Surviving Corporation or any of its Affiliates or Subsidiaries) to engage in any line of business or in any geographic area or to compete with any Person or to solicit, hire or engage in transactions with the suppliers or customers of another Person;

(ii) each Contract requiring the Company to offer to a Top Customer terms and conditions which are as least as favorable as those terms offered to another customer;

(iii) each Contract with a Top Customer or Top Supplier that requires consideration to be paid or permits such Contract to be cancelled, rescinded or terminated as a result of the consummation of the transactions contemplated by this Agreement;

(iv) each Contract that creates, governs or controls a partnership or joint venture with respect to the Company or any of its Subsidiaries;

(v) each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement providing for Indebtedness, in each case to a third party with an aggregate principal amount outstanding or available borrowings of at least $2,000,000;

(vi) pursuant to which any earn-out, deferred or contingent payment or other indemnification or material other obligations remain outstanding, in each case that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(vii) each Contract between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s Affiliates (other than its wholly owned Subsidiaries), on the other hand;

(viii) each Contract containing restrictions with respect to payment of dividends or any distributions in respect of the equity interests of the Company or any of its Subsidiaries;

(ix) each Contract between the Company on the one hand, and any equity interestholder of the Company on the other hand;

(x) each income Tax sharing agreement;

(xi) each settlement agreement that imposes continuing material obligations or material restrictions on the Company or any of its Subsidiaries;

(xii) each Contract or series of related Contracts relating to any single or series of related capital expenditures by the Company and its Subsidiaries pursuant to which the Company and its Subsidiaries have future financial obligations in excess of $7,500,000;

(xiii) each Contract disclosed pursuant to Section 4.8(a)(iv); and

(xiv) each material Contract regarding any hedging, derivatives or similar arrangements.

(b) All Company Material Contracts are enforceable against the Company and its Subsidiaries, and, to the Company’s Knowledge, any other party thereto in accordance with their terms (except those which may be canceled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) and are in full force and effect with respect to the Company or its Subsidiaries, as applicable, and, to the Company’s Knowledge, with respect to any other party thereto, except in each case where the failure to be in full force and effect has not adversely affected, or would not reasonably be likely to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way, and neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, is or alleged to be in violation or breach of or default under (or with notice or lapse of time, or both, would be in violation or breach of or default under) the terms of any Company Material Contract, except in each case where such violation, breach or default has not adversely affected, or would not reasonably be likely to adversely affect, the Company and its Subsidiaries, taken as a whole, in a material way. Complete and correct copies of each Company Material Contract have been delivered or made available to the Parent or its advisors prior to the date hereof.

Section 4.20 Customers and Suppliers. Section 4.20(a) of the Company Disclosure Schedule contains a list of the top 20 customers of the Company and its Subsidiaries on a consolidated basis (determined by revenue) for the 2014 fiscal year (each a “Top Customer”), and Section 4.20(b) of the Company Disclosure Schedule contains a list of the top 20 suppliers of the Company and its Subsidiaries on a consolidated basis (determined by the cost of items or services purchased) for the 2014 fiscal year (each a “Top Supplier”). As of the date of this Agreement and to the Knowledge of the Company, no customer listed on Section 4.20(a) of the Company Disclosure Schedule or supplier listed on Section 4.20(b) of the Company Disclosure Schedule has expressed its intention to cancel or otherwise terminate or materially adversely modify its relationship with the Company or any of its Subsidiaries, and, to the Knowledge of the Company, as of the date hereof no fact or circumstance has arisen that will adversely affect any such relationship in any material respect (other than ordinary course changes in customer or supplier orders). The Company and its Subsidiaries have not, during the 12-month period prior to the date hereof, canceled or otherwise terminated or materially and adversely modified its relationship with any customer or supplier set forth on Section 4.20(a) of the Company Disclosure Schedule or Section 4.20(b) of the Company Disclosure Schedule, as applicable.

Section 4.21 Disclaimer of Warranties. NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES TO PARENT, MERGER SUB OR ANY OTHER PERSON IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE IV. ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE DISCLAIMED BY THE COMPANY.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.1 Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease, use or otherwise hold its properties, rights and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which would not reasonably be expected to materially impair or delay each of Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 5.2 Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and the other Transaction Agreements and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Transaction Agreements and the consummation of the Merger and the other transactions contemplated hereby and thereby, have been duly authorized by all necessary action. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and as of Closing the other Transaction Agreements will be duly executed and delivered, and, assuming the due authorization, execution and delivery by each of the other parties hereto, this Agreement constitutes and the other Transaction Agreements will constitute its legal, valid and binding obligations, enforceable against it in accordance with its and their terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

Section 5.3 No Conflicts; Consents.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement does not, and the execution, delivery and performance of the other Transaction Agreements and the consummation of the Merger and the other transactions contemplated hereby and thereby, and compliance by Parent and Merger Sub with the terms hereof and thereof will not, conflict with, or result in any violation, modification, termination or acceleration of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties, rights or assets of Parent, Merger Sub or any of their Subsidiaries under, any provision of (i) the governing instruments of Parent, Merger Sub or any of their Subsidiaries, (ii) any material Contract to which Parent, Merger Sub or any of their Subsidiaries is a party or by which any of their respective properties, rights or assets is bound or (iii) any judgment or applicable Law applicable to Parent, Merger Sub or any of their Subsidiaries or their respective properties, rights or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to materially impair or delay each of Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

(b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent, Merger Sub or any of their Subsidiaries in connection with the execution, delivery and performance of this Agreement or the other Transaction Agreements or the consummation of the Merger or the other transactions contemplated hereby and thereby, other than (i) the filing of the Certificate of Merger in connection with the Merger in accordance with the DGCL, (ii) compliance with and filings under the HSR Act and the applicable Competition Laws set forth on Section 5.3(b) of the Parent Disclosure Schedule, (iii) Consents that may be required solely by reason of the participation of the Company (as opposed to any other third party) in the Merger and the other transactions contemplated hereby and (iv) any other Consent, registration, declaration or filing the failure of which to obtain or make has not materially impaired or delayed either of Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 5.4 Litigation. There are not any (a) outstanding judgments against Parent, Merger Sub or any of their Subsidiaries, (b) Actions pending or, to the knowledge of Parent, threatened in writing against Parent, Merger Sub or any of their Subsidiaries or (c) investigations by any Governmental Entity that are, to the Knowledge of Parent, pending or threatened against Parent, Merger Sub or any of their Subsidiaries that would reasonably be expected to materially impair or delay each of Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 5.5 Ownership and Operations. Parent owns of record and beneficially owns all outstanding shares of capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and has engaged in no other business or other activities or incurred any liabilities, other than in connection with or as contemplated in this Agreement and the other Transaction Agreements.

Section 5.6 Debt Financing; SEC Filings; Financial Statements.

(a) The amount of funds contemplated to be provided pursuant to the Debt Commitment Letter (as defined below) will be sufficient, if funded, to (a) pay the Closing Payments, (b) pay any and all fees and expenses required to be paid by Parent in connection with the transactions contemplated by this Agreement and the other Transaction Agreements, including the Merger and the Debt Financing and (c) satisfy all of its other payment obligations contemplated hereby. Parent has furnished the Company with true, complete and correct copies of the executed commitment letter, dated as of the date hereof among BPC and the Debt Financing Sources and excerpts of those portions of each executed fee letter associated therewith that contain any conditions to funding (excluding provisions related solely to fees and “flex” (none of which flex provisions would adversely affect the amount, conditionality, enforceability, termination or availability of, or contain any conditions precedent to, the funding of the financing contemplated by, the Debt Financing) (provided, however, that prior to the execution of this Agreement, Parent has advised the Company of the maximum amount of fees and expenses payable by BPC under the Debt Financing) and economic terms (other than covenants) agreed to by the parties) regarding the terms and conditions of the financing to be provided by such commitment letter and attached hereto as Exhibit E (such commitment letter, including all exhibits, schedules, annexes and amendments thereto, and each such fee letter, collectively, the “Debt Commitment Letter”), pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement (the “Debt Financing”). The Debt Commitment Letter has not been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated, and the commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect. Except for a fee letter with respect to the fees and related arrangements (in each case, that do not adversely affect the amount, conditionality, enforceability, termination or availability of, or contain any conditions precedent to, the funding of the financing contemplated by, the Debt Financing), there are no side letters or other Contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Debt Financing other than as expressly set forth in the Debt Commitment Letter delivered to the Company prior to the date hereof. Assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, the aggregate proceeds contemplated by the Debt Commitment Letter will be sufficient when funded to pay the Closing Payments and any other payment contemplated in this Agreement and to pay all fees and expenses related to the transactions contemplated by this Agreement. As of the date hereof, the Debt Commitment Letter is in full force and effect. The Debt Commitment Letter is (x) a legal, valid and binding obligation of BPC and, to the knowledge of Parent, each of the other parties thereto and (y) enforceable in accordance with its terms against BPC and each of the other parties thereto except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). No event has occurred which, with or without notice, lapse of time or both would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of BPC or any other party thereto under the Debt Commitment Letter. All commitments and other fees (if any) required to be paid under the Debt Commitment Letter prior to the date hereof have been fully paid and Parent will cause BPC to continue to timely pay in full any such amounts arising under the Debt Commitment Letter as and when they become payable, and Parent is unaware of any fact or occurrence existing on the date hereof that would reasonably be expected to make any of the assumptions or any of the statements set forth in the Debt Commitment Letter inaccurate in any material respect or that would reasonably be expected to cause any material provision of the Debt Commitment Letter to be ineffective. Parent has no reason to believe that any of the conditions to the funding of the Debt Financing contemplated by the Debt Commitment Letter will not be satisfied or that the Debt Financing will not be made available to Parent on or prior to the Closing Date, nor to the knowledge of Parent, does have any reason to believe that any of the Debt Financing Sources will not perform its obligations under the Debt Commitment Letter. Each of Parent and Merger Sub affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Parent or Merger Sub obtain financing for or related to any of the transactions contemplated hereby.

(b) Parent has filed with the SEC all forms, reports, schedules, definitive proxy statements and other documents (collectively, the “Parent SEC Reports”) required to be filed by Parent with the SEC. The Parent SEC Reports have been compiled in all material respects in accordance with the requirements of the SEC.

(c) Parent has previously provided the Company with (i) the audited consolidated balance sheets of Parent and its Subsidiaries as of December 27, 2014, and the related audited consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows of Parent and its Subsidiaries for the year ended December 27, 2014 together with the notes and schedules thereto (together, the “Audited Parent Financial Statements”) and (ii) the unaudited consolidated balance sheets of Parent and its Subsidiaries as of March 28, 2015 and the related unaudited consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows of Parent and its Subsidiaries for the fiscal quarter ended March 28, 2015 (together, the “Unaudited Parent Financial Statements” and, collectively with the Audited Parent Financial Statements, the “Parent Financial Statements”).

(d) In each case, (i) the Parent Financial Statements have been prepared in accordance with GAAP consistently applied, except in the case of the Unaudited Parent Financial Statements, the absence of full footnote disclosures and schedules and normal year-end audit adjustments, and (ii) the Parent Financial Statements are true, correct and complete in all material respects and present fairly in all material respects, as of their respective dates and for the periods set forth therein, the consolidated financial position, results of operations or cash flows, as the case may be, of Parent and its Subsidiaries.

(e) Neither Parent nor any of its Subsidiaries has any liabilities or obligations required by GAAP to be reflected or reserved on a consolidated balance sheet of Parent (or the notes thereto) other than (i) those reflected on the Parent Financial Statements, (ii) liabilities incurred in the ordinary course of business after March 31, 2015, (iii) liabilities incurred in connection with the transactions contemplated hereby or (iv) liabilities that would not reasonably be expected to have a material adverse effect on Parent and its Subsidiaries, taken as a whole.

Section 5.7 Brokers and Finders. No agent, broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to Closing.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of the Business. Except for matters set forth in Section 6.1 of the Company Disclosure Schedule or matters otherwise permitted or required by the terms of this Agreement or except as required by applicable Law, from the date of this Agreement to the Effective Time, the Company shall use commercially reasonable efforts to conduct its and its Subsidiaries’ businesses in the ordinary course of business consistent with past practice in all material respects, to keep intact their respective businesses, keep available the services of their current employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others with whom they deal. In addition (and without limiting the generality of the foregoing), except as set forth in Section 6.1 of the Company Disclosure Schedule or otherwise permitted or required by the terms of this Agreement or except as required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned, except with respect to clause (s) below, which consent shall be in Parent’s sole discretion):

(a) amend its amended and restated certificate of incorporation or amended and restated bylaws or similar governing instruments;

(b) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) adopt or amend in any material respect any Company Benefit Plan (or any plan that would be a Company Benefit Plan if adopted) or enter into, adopt, extend (beyond the Closing Date), renew or amend any collective bargaining agreement or other Contract with any labor organization, union or association, except pursuant to any Company Benefit Plan or in the ordinary course of business and consistent with past practice;

(d) grant to any director or executive officer or any employee whose total annual base compensation is expected to exceed $250,000 any increase in compensation or benefits, except for any increase in the ordinary course pursuant to any Company Benefit Plan, any increase in base compensation in connection with annual reviews consistent with past practice or any payments of incentive compensation for the 2015 calendar year pursuant to a Company Benefit Plan disclosed on Section 4.12(a) of the Company Disclosure Schedule, in amounts determined by the Board in accordance with any such Company Benefit Plan;

(e) increase the funding obligation or contribution rate of any Company Benefit Plan other than as required by applicable Law or the terms of any Company Benefit Plan;

(f) fail to make, or make any late payment of, any required minimum funding contribution to any Company Benefit Plan subject to Title IV of ERISA;

(g) incur or assume, guarantee, or become obligated with respect to any liabilities, obligations or Indebtedness, or assume, guarantee or endorse or otherwise become responsible for, whether directly, contingently or otherwise, any such liabilities, obligations or Indebtedness of any Person (other than the Company and its Subsidiaries);

(h) permit, allow or suffer any of its assets to become subjected to any Encumbrance (other than Permitted Encumbrances) of any nature whatsoever that would have been required to be set forth on Section 4.6 of the Company Disclosure Schedule if existing on the date of this Agreement, other than as required by the Senior Secured Credit Agreement;

(i) cancel any Indebtedness owed to the Company or any of its Subsidiaries that is material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, or waive any claims or rights of substantial value other than in the ordinary course of business;

(j) pay, loan or advance any amount to, or sell, license, transfer or lease any of its assets, rights or properties to, or enter into any agreement or arrangement with, the stockholders of the Company or any of their Affiliates, except for (i) transactions among the Company and its Subsidiaries, (ii) intercompany transactions in the ordinary course of business, (iii) payments, loans or advances made pursuant to existing agreements, (iv) payment of expenses related to the consummation of the Merger and (v) licenses granted in the ordinary course of business consistent with past practice;

(k) (i) make or change any material Tax election, (ii) make any material change in accounting methods, other than as required by (A) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, (B) the SEC or (C) the Public Company Accounting Oversight Board, (iii) adopt or change any accounting method with respect to Taxes, (iv) surrender any right to claim a refund of material Taxes or (v) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, including in connection with any audit or examination;

(l) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than purchases of assets in the ordinary course of business consistent with past practice;

(m) sell, lease, license or otherwise dispose of any of its assets, rights or properties (including Intellectual Property) having a value in excess of $2,500,000 in the aggregate, except inventory and obsolete or excess equipment or other assets sold or licensed in the ordinary course of business consistent with past practice;

(n) settle or compromise any investigation, audit, litigation, claim or Action against the Company or any of its Subsidiaries other than settlements or compromises of litigation where the amount paid does not exceed $1,000,000 and such settlement or compromise does not impose any material restrictions on the business or operations of the Company or its Subsidiaries;

(o) make or commit to any individual capital expenditure, capital addition or capital improvement (or series of related capital expenditures, capital additions or capital improvements) in each case in excess of $7,500,000;

(p) enter into any lease of real property, except any renewals or expansions of existing leases in the ordinary course of business consistent with past practice;

(q) enter into any new line of business;

(r) cancel, materially modify or terminate any Company Material Contract or enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date hereof, other than in the ordinary course of business consistent with past practice;

(s) with respect to the mandatory tender offer regarding Providência described on Section 4.2(b) of the Company Disclosure Schedule, (i) include in such mandatory tender offer an alternative offer at a per share price in excess of the Maximum Tender Price or (ii) otherwise enter into a binding agreement with any holder of Providência shares to make such an offer at a per share price in excess of the Maximum Tender Price. Any breach of this clause (s) shall be deemed to be material; or

(t) authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions.

Section 6.2 Employment Matters.

(a) During the one-year period following the Closing, Parent shall, or shall cause its Affiliates to, provide to the Company Non-Unionized Employees, compensation and employee benefits (excluding any equity compensation) that, with respect to the Company Non-Unionized Employees, are substantially comparable in the aggregate to the compensation and benefits provided to the Company Non-Unionized Employees immediately prior to the Closing.

(b) During the one-year period following the Closing, Parent shall, or shall cause its Affiliates to, provide to each Company Non-Unionized Employee who incurs a Qualified Termination during the one-year period following the Effective Time with severance payments and severance benefits that are no less favorable than those to which such

Company Non-Unionized Employee would have been entitled under the appropriate Company Benefit Plan applicable to such Company Non-Unionized Employee as of January 1, 2015. For purposes of this Section 6.2, a “Qualified Termination” shall mean (i) any termination of employment which would entitle the participant to severance benefits under the applicable severance plan, or (ii) a resignation of employment by a Company Non-Unionized Employee within 30 days following a material reduction or written notice of a proposed material reduction in such Company Non-Unionized Employee’s total annual cash compensation opportunity.

(c) Parent shall, or shall cause its Affiliates, as applicable, to give Company Non-Unionized Employees full credit for such Company Non-Unionized Employees’ service with the Company and its Affiliates for purposes of eligibility, vesting, and determination of the level of benefits (including for purposes of vacation, disability and severance) to the same extent recognized by the Company immediately prior to the Closing, under any benefit plans made available to employees or officers or any class or level of employees or officers of Parent or any of its Affiliates in which a Company Non-Unionized Employee participates; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

(d) To the extent permitted under the terms of the applicable plan (as the same may be amended) and by any applicable insurer, Parent shall, or shall cause its Affiliates, as applicable, to take commercially reasonable steps to (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of Parent or any of its Affiliates that provides health benefits in which Company Employees may be eligible to participate following the Closing, to the extent waived or satisfied with respect to such employees as of the Closing under the analogous Company Benefit Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying any deductibles, co-payments or out-of-pocket maximums were incurred provided adequate and applicable data regarding any deductible, co-payment and out-of-pocket maximums incurred during the plan year are provided in reasonable detail from Parent or Affiliate’s health insurance provider, and (iii) except with respect to any Company Benefit Plan which provides for equity compensation, waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Closing.

(e) With respect to Company Unionized Employees, Parent shall, or shall cause its Affiliates, as applicable, to assume and honor and continue in full force and effect the collective bargaining agreements set forth in Section 4.17 of the Company Disclosure Schedule and any successor agreements thereto (the “CBAs”) and provide such Company Unionized Employees with compensation and benefits as set forth in the CBAs.

(f) Prior to the Closing Date, the Company shall use its reasonable efforts to seek approval by the Company Common Stockholders, to the extent required by and in the manner prescribed under Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, of the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive or retain any payments that could, in the absence of such approval by the Company Common Stockholders, constitute “excess parachute payments” (as defined in Section 280G(b)(1) of the Code).

(g) Nothing contained herein, express or implied, shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 6.2 shall not create any right in any Company Employee or any other person to any continued employment with the Company, Parent or any of their respective Affiliates, successors, or assigns.

Section 6.3 Publicity. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall communicate and cooperate with each other prior to any press release or public disclosure of the transactions contemplated by this Agreement. Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree that no public release or announcement concerning the terms of the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party, except such release or announcement as may be required by Law or the rules and regulations of any stock exchange upon which the securities of one of the Company’s Affiliates or Parent or one of its Affiliates are listed, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Section 6.4 Confidentiality. Parent acknowledges that the information provided to it and its Representatives in connection with this Agreement and the transactions contemplated hereby are subject to the terms of the Confidentiality Agreement between BPC and the Company, dated as of April 9, 2015 (as amended or modified from time to time, the “Confidentiality Agreement”). The terms of the Confidentiality Agreement are hereby incorporated by reference. The Confidentiality Agreement shall terminate at the Effective Time.

Section 6.5 Access to Information; Cooperation.

(a) Prior to the Closing Date and subject to applicable Laws and Section 6.4, Parent shall be entitled, through its officers, employees and Representatives (including its legal advisors and accountants), to have such access to the properties, businesses and operations of the Company and its Subsidiaries and such examination of the books and records of the Company and its Subsidiaries as it reasonably requests upon reasonable advance written notice in connection with Parent’s efforts to consummate the transactions contemplated by this Agreement. Any such access and examination shall be conducted during regular business hours and under circumstances that do not unreasonably interfere with the normal operations of the business and shall be subject to restrictions under applicable Law. The Company shall cause the officers, employees, consultants, agents, accountants, attorneys and other Representatives of the Company and its Subsidiaries to cooperate with Parent and Parent’s Representatives in connection with such access and examination, and Parent and its Representatives shall cooperate with the Company and its Representatives and shall use their commercially reasonable efforts to minimize any disruption to the business. Any disclosure during such investigation by Parent or its Representatives shall not constitute any enlargement or additional representation or warranty of the Company beyond those specifically set forth in Article IV. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it (i) relates to the negotiation of this Agreement and the transactions contemplated hereby, (ii) would unreasonably disrupt the operations of the Company or any of its Subsidiaries or (iii) would require the Company or any of its Subsidiaries to disclose information that in the reasonable judgment and good faith of counsel to the Company, is subject to attorney-client privilege or may conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound.

(b) Notwithstanding anything to the contrary contained herein, prior to the Closing, (i) without the written consent of the Company (which may be withheld in the Company’s sole discretion), Parent shall not contact any customers of the Company or any Subsidiary, other than in the ordinary course of business of Parent or any of its Affiliates with respect to matters not involving the Company or its Subsidiaries, and provided that the Company shall have the right to have a Representative present during any such contact in the event that it consents to such contact, and (ii) Parent shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company (which consent may be withheld for any reason).

Section 6.6 Debt Financing.

(a) Parent hereby acknowledges and agrees that obtaining the Debt Financing is not a condition to the Closing. For the avoidance of doubt, if the Debt Financing has not been obtained, Parent shall continue to be obligated, until such time as this Agreement is terminated in accordance with its terms and subject to the fulfillment or waiver of the conditions set forth in Article VII, to effect the transactions contemplated by this Agreement on the terms contemplated hereby.

(b) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing prior to the Outside Date on the terms and conditions described in the Debt Commitment Letter, including reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) satisfy on a timely basis all conditions applicable to Parent in obtaining the Debt Financing, (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in or contemplated by the Debt Commitment Letter (including any applicable “flex” provisions in the Debt Commitment Letter) prior to the Closing Date or on other terms note materially less beneficial to BPC (including with respect to the conditionality thereof) and (iv) consummate the Debt Financing at or prior to the Closing (including by taking enforcement actions against the lenders and other persons providing the financing (which may include seeking specific performance against such lenders and persons)). Parent shall not agree to or permit BPC to agree to (x) any amendment, replacement, supplement or other modification of, or waive any of its rights under, the Debt Commitment Letter or any definitive agreements related to the Debt Financing, in each case, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), except to correct typographical errors, provide for the assignment of a portion of the Debt Commitment Letter to additional agents or arrangers or to reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto or (y) the termination of the Debt Commitment Letter. Upon any such amendment, replacement, supplement or modification of the Debt Commitment Letter in accordance with this Section 6.6, the term “Debt Commitment Letter” shall mean the Debt Commitment Letter as so amended, replaced, supplemented or modified.

(c) In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions described in or contemplated by the Debt Commitment Letter for any reason, Parent shall use, or cause BPC to use, its reasonable best efforts to arrange to obtain, as promptly as practicable following the occurrence of such event, alternative financing from alternative sources (the “Alternative Financing”) in an amount sufficient to consummate the transactions contemplated by this Agreement which would not involve terms that are materially less beneficial to Parent, would not involve any conditions to funding the Debt Financing that are not contained in the Debt Commitment Letter and would not reasonably be expected to prevent, impede or delay the consummation of the Debt Financing or the transactions contemplated by this Agreement. The obligations under this Section 6.6 shall apply equally to any such Alternative Financing (including any new financing commitment).

(d) Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing (or Alternative Financing obtained in accordance with this Section 6.6) and provide to the Company copies of all documents related to the Debt Financing (or Alternative Financing obtained in accordance with this Section 6.6) including any amendment, replacement, supplement, modification or waiver thereto. Parent shall allow the Company to reasonably consult with the providers of the Debt Financing on the status of such financing (provided, however, that Parent shall have the right to have one or more representatives present during any such consultation) and provide the Company, upon reasonable request, with such information and documentation as shall be reasonably necessary to allow the Company to monitor the progress of such financing activities. Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice (i) of any breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to such breach, default, repudiation, cancellation or termination) by any party to the Debt Commitment Letter (or commitments for any Alternative Financing obtained in accordance with this Section 6.6) or definitive documents relating to the Debt Financing of which Parent becomes aware or any termination of the Debt Commitment Letter (or commitments for any Alternative Financing obtained in accordance with this Section 6.6) or (ii) if for any reason Parent believes in good faith that there is a possibility that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive documents related to the Debt Financing.

Section 6.7 Financing Assistance.

(a) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause the respective officers, employees and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide to Parent and/or Merger Sub, at Parent’s sole expense, such reasonable cooperation in connection with the arrangement of the Debt Financing (or Alternative Financing obtained in accordance with this Section 6.6) as is necessary and customary and reasonably requested by Parent and required in accordance with the terms of the Debt Financing (or Alternative Financing obtained in accordance with this Section 6.6), including using commercially reasonable efforts to: (i) upon reasonable notice, participation by senior management, Representatives and advisors of the Company in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies, roadshows, due diligence sessions, drafting sessions and meetings with prospective lenders and debt investors, in each case, at reasonable times and locations mutually agreed; (ii) assist with the preparation of materials for bank information memoranda and private placement memoranda, prospectuses, offering memoranda and other customary marketing materials and information reasonably necessary in connection with the Debt Financing (or Alternative Financing obtained in accordance with this Section 6.6); (iii) furnish Parent or Merger Sub and its financing sources reasonably promptly with the Financing Information of the Company and its Subsidiaries; (iv) deliver to Parent and its Debt Financing Sources as promptly as reasonably practicable (i) the documentation and other information requested by the Debt Financing Sources with respect to (x) applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act and (y) the U.S. Treasury Department’s Office of Foreign Assets Control and the Foreign Corrupt Practices Act (and, in any event, at least four Business Days prior to the Closing Date, to the extent requested at least nine days prior to the Closing Date); (v) cause its independent auditors to cooperate with the Debt Financing consistent with their customary practice, including by providing customary “comfort letters” (including customary “negative assurances”) and customary consents to the inclusion of audit reports in any relevant marketing materials, registration statements and related government filings where financial information of the Company is included; (vi) assist Parent with Parent’s preparation of pro forma financial information and pro forma financial statements and other materials for rating agency presentations, bank information memoranda, offering or private placement memoranda, financial projections and similar documents used in connection with the Debt Financing; (vii) execute and deliver definitive Debt Financing documents, including pledge and security documents, certificates and other documents, to the extent reasonably requested by Parent in connection with the Debt Financing (provided, that any obligations contained in such documents shall be effective no earlier than as of the Closing); and (viii) otherwise reasonably facilitate the pledging of collateral; provided, that nothing herein shall require the Company or any of its Subsidiaries to provide such cooperation to the extent it would interfere unreasonably with the business or operations of the Company, its Subsidiaries or its Affiliates; provided, further, that neither the Company nor any of its Subsidiaries shall be required to commit to take any action that is not contingent upon the Closing (including the entry into any Contract or the encumbrance of any asset of the Company and its Subsidiaries), that would be effective prior to the Closing Date or that would otherwise result in a breach of any of its or their Contracts; provided, further, that the board of directors and officers of the Company and the board of directors or similar governing body and officers of its Subsidiaries shall not be required, prior to the Closing, to adopt resolutions approving the agreements, documents and instruments in connection with the Debt Financing or pursuant to which any portion of the Debt Financing is obtained, and neither the Company nor any of its Subsidiaries or any officer or director thereof shall be required to execute, prior to the Closing, any documents contemplated by the Debt Commitment Letter or any other certificate, document, instrument or agreement that is effective prior to the Closing or agree to any change or modification to any existing certificate, document, instrument or agreement that is effective prior to the Closing.

(b) The Company hereby consents to the reasonable use of all of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries. Notwithstanding any other provision set forth herein or in any other agreement between the Company and Parent (or its Affiliates), the Company agrees that Parent and its Affiliates may share customary projections with respect to the Company and its business with the Debt Financing Sources identified in the Debt Commitment Letter, and that Parent, its Affiliates and such Debt Financing Sources may share such information with potential Debt Financing Sources in connection with any marketing efforts in connection with the Debt Financing, provided that the recipients of such information agree to customary confidentiality arrangements. Notwithstanding the requirements of Section 6.7(a), neither the Company nor any of its Subsidiaries shall be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity, guarantee or pledge in connection with the Debt Financing or any of the foregoing prior to the Closing Date.

(c) Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including (A) reasonable outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Debt Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) to the extent incurred by the Company, any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.7, (ii) acknowledges and agrees that, except for obligations of the Company and its Subsidiaries from and after the Closing, the Company, its Subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, any arrangement with respect to the Debt Financing that Parent may request in connection with the transactions contemplated by this Agreement and (iii) shall indemnify and hold harmless the Company, the Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing or their cooperation and assistance obligations (including any of the actions taken in accordance with Section 6.7(a)) and any information used in connection therewith (other than historical information relating to the Company and its Subsidiaries).

Section 6.8 Regulatory Approvals.

(a) Each of the parties hereto shall use their reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws to consummate and make effective as promptly as practicable the transactions contemplated hereby. Subject to appropriate confidentiality protections, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Without limiting the foregoing, upon the request of Parent, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cooperate with Parent and Merger Sub with respect to any notification to, or consultation with, any Person (including any works council) representing one or more groups of employees of the Company or its Subsidiaries.

(b) Each of the parties hereto shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information required under the Competition Laws to effect promptly all necessary filings with any Governmental Entity and to obtain all consents, waivers and approvals of any Governmental Entity necessary to consummate the transactions contemplated hereunder. Each party hereto shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Antitrust Entity or other Governmental Entity relating to the transactions contemplated by this Agreement or any of the matters described in this Section 6.8. Each of the parties hereto shall promptly inform the other of any substantive oral communication with, and provide copies of written communications with, any Governmental Entity regarding any such filings or any such transaction. No party hereto shall independently participate in any meeting or conference call with any Governmental Entity in respect of any such filings, investigation or other inquiry without giving the other party prior notice of the meeting or conference call and, to the extent permitted by such Governmental Entity, the opportunity to attend or participate. To the extent permissible under applicable Law, and following the execution of a mutually-acceptable joint defense agreement between the Parent and the Company, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Competition Laws. The parties hereto may, as they deem advisable, subject to the terms of the aforementioned joint defense agreement, designate any competitively sensitive materials provided to the other under this Section 6.8(b) or any other section of this Agreement as “legal counsel only.” Subject to the terms of the aforementioned joint defense agreement, such materials and the information contained therein shall be given only to legal counsel of the recipient and will not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c) Without limiting the generality of the undertakings pursuant to this Section 6.8, the parties hereto shall use reasonable best efforts to provide or cause to be provided (including by their “ultimate parent entities” as that term is defined in the HSR Act) as promptly as practicable to any Governmental Antitrust Entity information and documents requested by such Governmental Antitrust Entity or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including filing any notification and report form and related material required under the HSR Act and any other filing under any Competition Law set forth on Section 6.8(c) of the Company Disclosure Schedule as promptly as practicable, but in no event later than 10 Business Days after the date hereof, and thereafter to respond promptly to any request for additional information or documentary material that may be made under the HSR Act and any similar Competition Law regarding preacquisition notifications for the purpose of competition reviews. Parent shall cause (and shall cause its “ultimate parent entity” as that term is defined in the HSR Act to cause) the filings made by it under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. Parent shall be responsible for all filing fees applicable to Parent and its ultimate parent entity under the HSR Act and under any such other Laws or regulations applicable to Parent as well as all fees and expenses of the Company and its Subsidiaries in responding to any requests for additional information.

(d) If any objections are asserted with respect to the transactions contemplated hereby under any applicable Law or if any Action is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any applicable Law, each of the parties hereto shall, at the sole cost and expense of Parent, use its reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein); and (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Entity to prevent or enjoin consummation of this Agreement (and the transactions contemplated hereby), including by defending any Action brought by any Governmental Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such applicable Law so as to permit consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding the foregoing, Parent shall, and shall cause its Affiliates to, take all actions necessary to obtain any authorization, consent or approval of a Governmental Entity (including in connection with any filings or registrations with, or notifications to, any Governmental Entity) necessary or advisable so as to enable the consummation of the transactions contemplated hereby, to occur as soon as reasonably possible (and in any event, no later than the Outside Date) and to resolve, avoid or eliminate any impediments or objections, if any, that may be asserted with respect to the transactions contemplated hereby under any Competition Law, including: (i) taking such actions and agreeing to such requirements or conditions to mitigate any concerns as may be requested or required by a Governmental Entity in connection with any filings or registrations with, notifications to or authorizations, consents or approvals of, any Governmental Entity; (ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Parent or its Affiliates (including the Surviving Corporation and its Subsidiaries), (iii) terminating or restructuring existing relationships, contractual or governance rights or obligations of Parent or its Affiliates (including the Surviving Corporation and its Subsidiaries), (iv) terminating any venture or other arrangement and (v) otherwise taking or committing to take actions that after the Closing Date would limit Parent’s or its Affiliates’ (including the Surviving Corporation’s and its Subsidiaries’), freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product lines or assets of Parent and its Affiliates

(including the Surviving Corporation and its Subsidiaries), in each case as may be required in order to enable the consummation of the transactions contemplated hereby, to occur as soon as reasonably possible (and in any event no later than the Outside Date) and to otherwise avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the transactions contemplated hereby, and in that regard Parent shall and, shall cause its Affiliates (including the Surviving Corporation and its Subsidiaries) to, agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to Parent’s or its Affiliates’ (including the Surviving Corporation’s and its Subsidiaries’), ability to retain or control, any of the businesses, product lines or assets of Parent or any of its Affiliates (including the Surviving Corporation and its Subsidiaries).

(f) From the date of this Agreement until Closing, neither Parent nor any of its Affiliates shall acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, or by any other manner, any assets or Person, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition could: (i) impose any delay in obtaining, or increase the risk of not obtaining, consents of a Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) increase the risk of a Governmental Entity seeking or entering a Governmental Order prohibiting the consummation of the transactions contemplated hereby, (iii) increase the risk of not being able to remove any such Governmental Order on appeal or otherwise, or (iv) otherwise prevent or delay the consummation of the transactions contemplated hereby.

Section 6.9 Director and Officer Liability; Indemnification.

(a) Without limiting any additional rights that any Person may have under any Company Benefit Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall indemnify and hold harmless each present (as of immediately prior to the Effective Time) and former officer, director, manager, agent, employee or fiduciary of the Company and its Subsidiaries (the “Indemnified Individuals”) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Individual is or was an officer, director, manager, agent, employee, fiduciary or agent of the Company or its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the other transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit, proceeding or investigation, (x) each Indemnified Individual will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from Parent or the Surviving Corporation within 10 Business Days of receipt by Parent from the Indemnified Individual of a request therefor, (y) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Individual hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Individual from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Individual otherwise consents and (z) the Surviving Corporation shall cooperate in the defense of any such matter.

(b) The certificate of incorporation and bylaws (or equivalent governing documents) of each of the Surviving Corporation and its Subsidiaries shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors, managers and officers than are set forth in the organizational documents of the Company (or equivalent governing documents) as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c) Parent shall purchase a “tail” insurance policy for a period of six years after the Effective Time, with reputable and financially sound carriers of at least the same coverage and amounts and containing terms and conditions that are no less advantageous than the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to claims arising from or related to facts or events that occurred at or before the Effective Time; provided, however, that in no event shall Parent be required to expend, for the entire tail policy, in excess of 175% of the annual premium currently paid by the Company and its Subsidiaries for their current policy of directors’ and officers’ liability insurance. Parent agrees to take all necessary actions to maintain such policies in full force and effect and fulfill its obligations thereunder throughout such six-year period following the Effective Time.

(d) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Individual on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.9 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Individuals and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Individual is entitled, whether pursuant to law, contract or otherwise.

(f) In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 6.9. In addition, the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 6.9.

Section 6.10 Reasonable Best Efforts. Upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement, each of the parties hereto shall use its reasonable best efforts to take or cause to be taken all actions, to do or cause to be done and to assist and cooperate with the other party in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including: (a) the satisfaction of the conditions precedent to the obligations of any of the parties; (b) the obtaining of applicable consents, waivers or approvals of any Governmental Entities or third parties; (c) the defending of any Actions challenging this Agreement or the performance of the obligations hereby; and (d) the execution and delivery of such instruments, and the taking of such other actions, as the other party may reasonably require in order to carry out the intent of this Agreement. Notwithstanding the foregoing, none of the Company or any of its Affiliates shall be obligated to make any payments or otherwise pay any consideration to any third party to obtain any applicable consent, waiver or approval.

Section 6.11 Termination of Transaction and Advisory Fee Agreement. In connection with the Closing, the Company shall take such actions as may be necessary to terminate the Transaction and Advisory Fee Agreement with no further obligations of the Company or its Affiliates from and after the Closing (other than Section 6 and Section 9 thereof).

Section 6.12 Preservation of Records. Parent shall, and shall cause the Surviving Corporation to, preserve and keep the records held by them relating to the respective businesses of the Company and its Subsidiaries for a period of seven years following the Closing Date (or longer if required by applicable Law) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, to the Securityholder Representative or any Equity Holder as may be reasonably required by such party in connection with any insurance claims by, legal proceedings or Tax audits against, governmental investigations of, or compliance with applicable Laws by, the Securityholder Representative, the Equity Holders or any of their Affiliates.

Section 6.13 Escrow Agreement and Paying Agent Agreement. At the Closing, each of Parent and the Securityholder Representative shall duly execute and deliver to the other, and shall use their reasonable best efforts to cause the Escrow Agent and Paying Agent to duly execute and deliver to Parent and the Securityholder Representative, the Escrow Agreement and the Paying Agent Agreement, respectively.

Section 6.14 Limited Guarantees.

(a) Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, comply with any obligation under the SPA (as defined in the Limited Guarantees) to pay the Deferred Purchase Price (as defined in Limited Guarantees).

(b) Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless the Guarantors (as defined in the Limited Guarantees) against,

and reimburse the Guarantors for, any and all amounts paid or otherwise incurred in connection with such Limited Guarantees, including: (i) amounts payable in connection with the Limited Guarantees to any beneficiary of or counterparty thereto; and (ii) amounts otherwise incurred as a result of such Limited Guarantees being accessed, drawn upon or required to be performed.

(c) Prior to the Fund Termination Date (as defined in the Limited Guarantees), if the Limited Guarantees have not previously terminated in accordance with their terms, Parent shall take the actions specified in the applicable sections of the Limited Guarantees to terminate the Limited Guarantees.

Section 6.15 Waynesboro Buyout. The Company shall use commercially reasonable efforts to cause the consummation of the purchase of equipment under the Waynesboro Equipment Lease pursuant to the written notice delivered by the lessee thereunder to the lessor thereunder on July 22, 2015.

ARTICLE VII

CONDITIONS OF CLOSING

Section 7.1 Conditions to Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the fulfillment on the Closing Date of each of the following conditions:

(a) there shall not be any Law in effect making illegal the consummation of the Merger, and there shall not be any Governmental Order in effect prohibiting the consummation of the Merger; and

(b) any required waiting periods (including any extension thereof) applicable to the consummation of the Merger under the HSR Act and the Competition Laws of the jurisdictions set forth on Section 7.1(b) of the Company Disclosure Schedule shall have terminated or expired, and all consents required under the Competition Laws of the jurisdictions set forth on Section 7.1(b) of the Company Disclosure Schedule shall have been obtained.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Parent in whole or in part in its sole discretion):

(a) (i) The representations and warranties of the Company set forth in clause (ii) of Section 4.13 (Absence of Changes or Events) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date and (ii) each of the other representations and warranties of the Company contained in Article IV shall be true and correct (without giving effect to any materiality or “Material Adverse Effect” qualifications set forth therein) as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except in the case of clause (ii), where the failure of such representations or warranties to be true and correct does not result in a Material Adverse Effect;

(b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date; and

(c) Parent shall have received a certificate of an executive officer of the Company that the conditions set forth in subsections (a) and (b) of this Section 7.2 have been satisfied.

Section 7.3 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by the Company in whole or in part in its sole discretion):

(a) the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any materiality qualifications therein) on the date hereof and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) except to the extent that the facts, events and circumstances that cause such other representations and warranties to not be true and correct as of such dates would not prevent or materially delay the consummation of the Merger;

(b) Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and Merger Sub on or prior to the Closing Date; and

(c) The Company shall have received a certificate of an executive officer of Parent that the conditions set forth in subsections (a) and (b) of this Section 7.3 have been satisfied.

ARTICLE VIII

TERMINATION

Section 8.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date as follows:

(a) at the election of the Company or Parent on or after February 1, 2016 (the “Outside Date”), if the Closing shall not have occurred by 5:00 p.m. New York time on such date; provided, however, that if on the Outside Date the condition to Closing set forth in Section 7.1(b) shall not have been satisfied but all other conditions to Closing set forth in Article VII shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided such conditions would be capable of being satisfied if the Closing Date were on such Outside Date), then the Outside Date shall be automatically extended to 5:00 p.m. New York time on March 1, 2016; provided, further, that neither the Company nor Parent may terminate this Agreement pursuant to this Section 8.1(a) if it (or, in the case of Parent, Merger Sub) is in material breach of any of its obligations hereunder and such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party set forth in Article VII prior to the Outside Date, or (ii) the failure of the Closing to have occurred prior to the Outside Date; provided, further, that neither the Company nor Parent shall have the right to terminate this Agreement pursuant to this Section 8.1(a) in the event the other party has initiated proceedings to specifically enforce this Agreement while such proceedings are still pending;

(b) by mutual written consent of the Company and Parent;

(c) by the Company or Parent if there shall be in effect a final, nonappealable Governmental Order of a Governmental Entity having competent jurisdiction over the business of the Company and its Subsidiaries (other than any portion thereof that is not material) prohibiting the consummation of the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the party seeking to terminate if such party (or, in the case of Parent, Merger Sub) is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Article VII, as applicable;

(d) by Parent if (i) none of Parent or Merger Sub are in material breach of any of their respective obligations hereunder and (ii) the Company is in material breach of any of its representations, warranties or obligations hereunder that would render any condition set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) 10 Business Days after the giving of written notice by Parent to the Company and (y) five Business Days prior to the Outside Date;

(e) by the Company if either Parent or Merger Sub is in breach of any of its respective representations, warranties or obligations hereunder that would render any condition set forth in Section 7.1 or Section 7.3 not to be satisfied, and such breach is either (i) not capable of being cured prior to the Outside Date or (ii) if curable, is not cured within the earlier of (x) 10 Business Days after the giving of written notice by the Company to Parent and (y) five Business Days prior to the Outside Date; or

(f) by Parent, if the Stockholder Approval is not obtained by 5:00 PM Eastern Time on the Business Day following the date of this Agreement.

Section 8.2 Procedure Upon Termination. In the event of termination and abandonment by the Company or Parent, or both, pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, and the Merger shall be abandoned, without further action by any of the Company, Parent or Merger Sub.

Section 8.3 Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 8.1, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the Company or Parent; provided, however, that subject to the terms of this Section 8.3, (i) no such termination shall relieve any party hereto from liability for any breach and (ii) the provisions of Section 6.2(a), Section 6.4, Section 6.7(c), the last sentence of Section 6.8(c), this Section 8.3 and Article X shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.

ARTICLE IX

ADDITIONAL AGREEMENTS

Section 9.1 No Reliance.

(a) Except for the representations and warranties contained in Article IV, Parent and Merger Sub are acquiring the business of the Company and its Subsidiaries “As-Is, Where-Is”, and none of the Company or any of the Company’s Subsidiaries or any of their respective Affiliates, directors, officers, employees, subsidiaries, controlling persons, agents or other Representatives or any other Person has made or makes any other express or implied representation or warranty, whether written or oral, on behalf of the Company, the Company’s Subsidiaries or their respective Affiliates, directors, officers, employees, Subsidiaries, controlling persons, agents or other Representatives or any other Person.

(b) Except for the representations and warranties contained in Article IV, none of the Company, the Company’s Subsidiaries or any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other person resulting from the distribution to Parent and Merger Sub, or Parent’s or Merger Sub’s use of any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in the Electronic Data Room or management presentations in expectation of the Merger or otherwise. Except for the representations and warranties contained in Article IV, it is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations provided or addressed to Parent or Merger Sub are not and shall not be deemed to be or to include representations and warranties of the Company or any of its Subsidiaries or Affiliates. Except for the representations and warranties contained in Article IV, Parent and Merger Sub acknowledge and agree to the Company’s express disavowal and disclaimer of any other representations and warranties, whether made by the Company or any other Person on behalf of the Company, and of all liability and responsibility for any representation, warranty, projections, forecasts or other material made available to Parent or Merger Sub, including any opinion, information, projection, forecast or other information that may have been or may be provided to Parent or Merger Sub by any director, officer, employee, agent, consultant or other Representative of the Company or any of its Affiliates. In furtherance of the foregoing, and not in limitation thereof, Parent and Merger Sub specifically acknowledge and agree that none of the Company or any of its Subsidiaries or Affiliates makes or has made any representation or warranty, express or implied, with respect to any financial projection or forecast delivered to Parent or Merger Sub with respect to the performance of the Company or any of the Company’s Subsidiaries either before or after the Closing Date. Parent and Merger Sub acknowledge that they have conducted to their satisfaction their own independent investigation of the condition, operations and businesses of the Company and the Company’s Subsidiaries and, in making their determination to proceed with the Merger, Parent and Merger Sub have been provided and have evaluated such documents and information as they have deemed necessary and have relied solely on the results of their own independent investigation and verification and the representations and warranties expressly contained in Article IV.

(c) Parent, Merger Sub and their respective Affiliates, directors, officers, employees, subsidiaries, controlling persons, agents and other Representatives hereby acknowledge that, except for the representations and warranties contained in Article IV, no other statutory, express or implied representation or warranty, whether written or oral, concerning the Company Common Stock, the Merger or the business, assets or liabilities of the Company and the Company’s Subsidiaries, the execution, delivery or performance of this Agreement or the other Transaction Agreements or any other matter, including any implied warranties of merchantability and implied warranties of fitness for a particular purpose, is or has been made.

Section 9.2 Survival. The representations, warranties, covenants and agreements of the parties contained in this Agreement shall not survive beyond the Closing and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of any party, its Affiliates or any of their respective officers, directors, agents or other Representatives, except for those covenants and agreement that by their terms apply or are to be performed in whole or in part at or after the Closing and Article X.

ARTICLE X

MISCELLANEOUS

Section 10.1 Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by both Parent and Company and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

Section 10.2 Governing Law; Jurisdiction.

(a) This Agreement and all Actions (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. Notwithstanding the foregoing, all matters arising under the Debt Commitment Letter, including all claims (whether in contract, equity, tort or otherwise) against any of the Debt Financing Sources or the performance of the Debt Financing Sources or the performance of the Debt Commitment Letter, shall be exclusively construed, performed and enforced in accordance with the laws of the State of New York.

(b) Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of

Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Actions shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery, any Federal court of the United States of America sitting in the State of Delaware, or in any Delaware State court, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court and (iv) agrees that a final judgment in any such Action hall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address in Section 10.4 set forth below shall be effective service of process for any Action brought in any such court. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District for the Southern District of New York (and any appellate courts thereof).

Section 10.3 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE NEGOTIATION, EXECUTION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION HEREWITH AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY DEBT FINANCING SOURCE). EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR THE MERGER, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.3.

Section 10.4 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received if delivered personally, (b) when sent by cable, telecopy, telegram or facsimile (which is confirmed by the intended recipient), (c) on the next Business Day when sent by overnight courier service and (d) when received if mailed by certified or registered mail, return receipt requested, with postage prepaid, in each case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company (prior to the Effective Time), to:

AVINTIV Inc.
9335 Harris Corners Parkway, Suite 300
Charlotte, NC 28269
Attn:	April M. Boise
Fax:	(704) 697-5121

and to:

The Blackstone Group
345 Park Avenue
New York, NY 10154
Attn:	Jason Giordano
Fax:	(212) 583-5749

If to the Securityholder Representative, to:

Blackstone Capital Partners (Cayman) L.P.
c/o The Blackstone Group
345 Park Avenue
New York, NY 10154
Attn:	Jason Giordano
Fax:	(212) 583-5749

with copies (which shall not constitute notice), in the case of notice to the Company (prior to the Effective Time) or the Securityholder Representative, to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Facsimile:	(212) 455-2502
Attention:	Peter Martelli

If to Parent, Merger Sub or the Surviving Corporation (on or after the Effective Time), to:

Berry Plastics Group, Inc.
101 Oakley Street
Evansville, IN 47710
Attn:	Jason K. Greene, General Counsel
Fax:	(812) 492-9391

with copies (which shall not constitute notice), in the case of notice to Parent, Merger Sub or the Company (on or after the Effective Time), to:

Bryan Cave LLP
One Atlantic Center, Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, GA 30309
Attn:	Louis C. Spelios
Fax:	(404) 420-0796

or to such other address, facsimile number or person as a party shall have last designated by such notice to the other parties.

Section 10.5 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.6 Fees and Expenses. Except as otherwise specified in this Agreement, each party shall bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that Parent shall be responsible for all Transfer Taxes (as well as the filing of all Tax Returns with respect thereto) and for all fees and expenses in connection with any filing pursuant to the HSR Act and Competition Laws.

Section 10.7 Entire Agreement. This Agreement (including the Exhibits and Schedules), together with the other Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to such subject matter; provided, however, this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its terms and this Agreement.

Section 10.8 Interpretation.

(a) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of or to this Agreement (or, with respect to any references to Sections of the Company Disclosure Schedule in Article IV, the Company Disclosure Schedule) unless otherwise indicated.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) When a reference in this Agreement is made to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated.

(d) Unless the context requires otherwise, the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words in this Agreement refer to this entire Agreement.

(e) Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(f) References in this Agreement to “dollars” or “$” are to U.S. dollars.

(g) This Agreement was prepared jointly by the parties and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly and no presumption, burden of proof or rule that it be construed against the drafter by virtue of authorship of any of the provisions of this Agreement will have any application in its construction or interpretation.

Section 10.9 Company Disclosure Schedule. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication, in and of itself, that such item represents a material exception or material fact, event or circumstance, that such item has had or would reasonably be expected to have a Material Adverse Effect, or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. No reference in the Company Disclosure Schedule to any agreement or document, in and of itself, shall be construed as an admission or indication that such agreement or document is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such agreement or document. No disclosure in the Company Disclosure Schedule relating to any possible breach or violation of any agreement, law or regulation, in and of itself, shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The Company Disclosure Schedule and the information and disclosures contained in the Company Disclosure Schedule are intended only to qualify and limit the representations, warranties and covenants of the Company contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties or covenants. The information contained in the Company Disclosure Schedule is confidential, proprietary information of the Company, and Parent and Merger Sub shall be obligated to maintain and protect such confidential information pursuant to this Agreement. The Company Disclosure Schedule is arranged in sections corresponding to the Sections in the Agreement and any items or matters set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds and each other Section or subsection of the Agreement to the extent the relevance of such items or matters to such other Section or subsection of this Agreement is reasonably apparent. The bold-faced headings contained in the Company Disclosure Schedule are included for convenience and reference only, and are not intended to limit the effect of the disclosures contained in the Company Disclosure Schedule or to expand, modify or influence the scope of the information required to be disclosed in the Company Disclosure Schedule or the interpretation of this Agreement.

Section 10.10 Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a mutual written agreement executed and delivered by the Company (with the consent of the Securityholder Representative) and Parent. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Notwithstanding anything to the contrary contained herein, this Section 10.10, Section 10.2, Section 10.3, Section 10.12 (as it relates to third-party beneficiaries) and Section 10.17 may not be amended, supplemented, waived or otherwise modified in a manner that is materially adverse to the Debt Financing Sources, without the prior written consent of the Debt Financing Sources.

Section 10.11 Counterparts. This Agreement may be executed in any number of counterparts, including by means of facsimile or email in Portable Document Format, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Section 10.12 Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns except (a) as set forth in Section 6.9, Section 10.15, and Section 10.16, (b) for the right of the Company on behalf of the Equity Holders to pursue damages (including claims for damages based on loss of the economic benefits of the Merger, including Article III, to the Equity Holders) in the event the Effective Time has not occurred as a result of Parent’s or Merger Sub’s breach of this Agreement (whether or not this Agreement has been terminated pursuant to Section 8.1), (c) after the Effective Time, if Parent shall not have made payments in accordance with Article III, the right of each Equity Holder to enforce directly its right to receive the amounts payable pursuant to Article III or (d) that the Guarantors (as defined in the Limited Guarantee) are express third party beneficiaries of this Agreement, each of which rights set forth in clauses (a), (b), (c) and (d) hereof are hereby expressly acknowledged and agreed to by Parent and Merger Sub, nothing herein, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement. The Debt Financing Sources shall be express third-party beneficiaries of this Section 10.12, Section 10.2, Section 10.3, Section 10.10 and Section 10.17, each of such Sections shall expressly inure to the benefit of the Debt Financing Sources and the Debt Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.

Section 10.13 Remedies. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger) in accordance with its specified terms or otherwise breach such provisions. It is accordingly agreed that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity and shall waive any requirement for the securing or posting of any bond in connection with any such remedy. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the party seeking the injunction, specific performance and other equitable relief has an adequate remedy of Law. The remedies available to the Company pursuant to this Section 10.13 shall be in addition to any other remedy to which they are entitled at Law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from seeking to obtain such other remedies.

Section 10.14 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 10.15 Securityholder Representative.

(a) Pursuant to the adoption of this Agreement by Equity Holders representing greater than 50% of the outstanding shares of Company Common Stock, each Equity Holder will be deemed to have irrevocably appointed, authorized and empowered the Securityholder Representative to act as a representative for the benefit of each Equity Holder as the exclusive agent and attorney-in-fact with the power and authority to act on behalf of each Equity Holder in connection with and to facilitate the consummation of the Merger, which shall include the power and authority:

(i) to execute and deliver such waivers and consents in connection with this Agreement and the other Transaction Agreements and the consummation of the Merger and other transactions contemplated hereby and thereby as the Securityholder Representative, in its sole discretion, may deem necessary or desirable, including any amendments or modifications to this Agreement or the other Transaction Agreements;

(ii) to enforce and protect the rights and interests of the Equity Holders and to enforce and protect the rights and interests of the Securityholder Representative arising out of or under or in any manner relating to this Agreement and the other Transaction Agreements and the other agreements contemplated hereby and thereby or the Merger and other transactions provided for herein or therein, and to take any and all actions which the Securityholder Representative believes are necessary or appropriate under this Agreement or the other Transaction Agreements for and on behalf of the Equity Holders. Without limiting the generality of the foregoing, the Securityholder Representative may (A) assert any claim or institute any Action, (B) investigate, defend, contest or litigate any Action initiated by Parent or any other Person, or by any Governmental Entity against the Securityholder Representative or any of the Equity Holders, (C) receive process on behalf of any or all Equity Holders in any such Action and compromise or settle on such terms as it shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such Action, (D) file any proofs of debt, claims and petitions as it may deem advisable or necessary and (E) file and prosecute appeals from any decision, judgment or award rendered in any such Action (it being understood that the Securityholder Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions);

(iii) to refrain from enforcing any right of the Equity Holders, arising out of or under or in any manner relating to this Agreement or the other documents contemplated hereby; provided, however, that no such failure to act on the part of the Securityholder Representative, except as otherwise provided in this Agreement or the other Transaction Agreements, shall be deemed a waiver of any such right or interest by the Securityholder Representative or by the Equity Holders unless such waiver is in writing signed by the waiving party or by the Securityholder Representative;

(iv) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Securityholder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the Merger and other transactions contemplated by this Agreement and the other Transaction Agreements, and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith;

(v) to terminate this Agreement if the Company is entitled to do so;

(vi) to give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with any claims under this Agreement and the other Transaction Agreements, including service of process in connection with any arbitration;

(vii) to determine whether to deliver a Notice of Disagreement and to resolve any disputes regarding the Closing Statement; and

(viii) to make or receive any payments or to pay any expenses under or in connection with this Agreement or the other Transaction Agreements or on behalf of the Equity Holders, including by using the Escrow Funds (and any interest or earnings thereon) to satisfy costs, expenses and/or liabilities of the Securityholder Representative in connection with matters related to this Agreement or the other Transaction Agreements, with any balance of the Escrow Funds not used for such purposes to be disbursed and paid, at such time as the Securityholder Representative determines, in its sole discretion, that no additional such costs, expenses or liabilities shall become due and payable, to the Equity Holders in accordance with Section 3.1(a)(iii) and Section 3.6(e).

(b) Parent may rely upon all actions taken or omitted to be taken by the Securityholder Representative pursuant to this Agreement and the other Transaction Agreements, all of which actions or omissions shall be legally binding upon the Equity Holders.

(c) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Equity Holder and (ii) shall survive the consummation of the Merger and other transactions contemplated hereby and by the other Transaction Agreements.

(d) All actions taken by the Securityholder Representative under this Agreement and the other Transaction Agreements shall be binding upon all Equity Holders and their respective successors and assigns as if expressly confirmed and ratified in writing by each of them. Parent shall serve notice to, and deal exclusively with, the Securityholder Representative with respect to any and all matters concerning any of the Equity Holders arising out of or related to this Agreement or the other Transaction Agreements and all other agreements or instruments contemplated hereby or thereby or the Merger and other transactions contemplated hereby or thereby, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document purported by the Securityholder Representative to have been executed by or on behalf of any of the Equity Holders as fully binding upon them. If the Securityholder Representative shall resign, dissolve, cease to exist or otherwise be unable to fulfill its responsibilities as representative of the Equity Holders, the Equity Holders shall, within 10 days after the occurrence of such event, appoint (by majority vote or consent of the holders of shares of Company Common Stock) a successor representative and, promptly thereafter, shall notify the Equity Holders of the identity of such successor. Any such successor shall succeed to the rights and obligations of the Securityholder Representative as representative of the Equity Holders hereunder. If for any reason there is no Securityholder Representative at any time, all references herein or in any other agreement or instrument contemplated hereby to the Securityholder Representative in which the Securityholder Representative is authorized to act on behalf of the Equity Holders shall be deemed to refer to the Equity Holders. Each Equity Holder upon the execution of a Letter of Transmittal, agrees that any action taken by the Securityholder Representative on its behalf pursuant to the terms of this Agreement, the other Transaction Agreements and the other agreements and instruments contemplated hereby and thereby shall be fully binding on them.

(e) The parties acknowledge that the Securityholder Representative’s obligations under this Section 10.15 are solely as a representative of the Equity Holders and that the Securityholder Representative shall have no personal responsibility for any expenses incurred by it in such capacity.

Section 10.16 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith (other than the Letters of Transmittal), by its acceptance of the benefits of this Agreement, Parent covenants, agrees and acknowledges that no Persons other than the Company have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder, and that, notwithstanding that the Equity Holders of the Company or their respective managing members or general partners may be partnerships or limited liability companies, Parent has no right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of the Company or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including the Company, each a “Non-Recourse Party”), through the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise.

Section 10.17 Debt Financing Sources Arrangements. Notwithstanding anything to the contrary contained in this Agreement, (a) the Company and its Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members, stockholders or Representatives shall not have any rights or claims against any Debt Financing Source, in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby and thereby (whether directly or by or through a claim by or on behalf of the Parent against any Debt Financing Source) or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the Debt Financing, or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise, (b) no Debt Financing Source shall have any liability (whether in contract, in tort or otherwise) to the Company and its Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members, stockholders or Representatives for any obligations or liabilities of any party hereto under this Agreement or the Debt Financing or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (c) the Company and its Subsidiaries, Affiliates, directors, officers, employees, agents partners, managers, members, stockholders and Representatives agree not to commence (and if commenced agree to dismiss or otherwise terminate, and not to assist) any Action against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby.

Section 10.18 Representation. Parent agrees, on its own behalf and on behalf of each of Merger Sub and their respective directors, officers, managers, employees and Affiliates, that, following the Closing, Simpson Thacher & Bartlett LLP may serve as counsel to the Equity Holders and their Affiliates in connection with any matters related to this Agreement and the contemplated transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the contemplated transactions notwithstanding any representation by Simpson Thacher & Bartlett LLP prior to the Closing Date of the Company. Parent and the Company hereby (a) waive any claim they have or may have that Simpson Thacher & Bartlett LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agree that, in the event that a dispute arises after the Closing between Parent and any of the Equity Holders or any of their respective Affiliates, Simpson Thacher & Bartlett LLP may represent the Equity Holders or any of their respective Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Parent or the Company and even though Simpson Thacher & Bartlett LLP may have represented the Company in a matter substantially related to such dispute. Parent and the Company also further agree that, as to all communications prior to Closing among Simpson Thacher & Bartlett LLP and the Company, the Equity Holders or the Equity Holders’ Affiliates and Representatives, that relate in any way to the transactions contemplated hereby, the attorney-client privilege and the expectation of client confidence belongs to the Equity Holders and may be controlled by the Equity Holders and shall not pass to or be claimed by Parent or the Company. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Company and a third party other than a party to this Agreement after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Simpson Thacher & Bartlett LLP to such third party; provided, however, that the Company may not waive such privilege without the prior written consent of the Securityholder Representative.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

AVINTIV INC.

By:	/s/ J. Joel Hackney, Jr.
	Name:	J. Joel Hackney, Jr.
	Title:	President and Chief Executive Officer

BLACKSTONE CAPITAL PARTNERS (CAYMAN) V L.P., SOLELY AS THE SECURITYHOLDER REPRESENTATIVE

By:	Blackstone Management Associates (Cayman) V L.P., its General Partner

By:	BCP V GP L.L.C., its General Partner

By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

BERRY PLASTICS GROUP, INC.

By:	/s/ Jonathan D. Rich
	Name:	Jonathan D. Rich
	Title:	Chairman and Chief Executive Officer

BERRY PLASTICS ACQUISITION CORPORATION IX

By:	/s/ Jonathan D. Rich
	Name:	Jonathan D. Rich
	Title:	Chairman and Chief Executive Officer

[Signature Page to Merger Agreement]